Exhibit 99.1

Itaú Unibanco Holding S.A.

Risk and Capital Management

Pillar 3

3rd quarter of 2017

Risk and Capital Management – Pillar 3

OBJECTIVE		4

KEY INDICATORS		4

1	RISK AND CAPITAL MANAGEMENT	5
1.1	Risk Appetite	6
1.2	Risk Culture	7
1.3	Risk and Capital Governance	7
1.4	Risk-adjusted Compensation	8

2	CAPITAL	9
2.1	Capital Management	9
2.2	Capital Adequacy Assessment	9
2.3	Stress Test	9
2.4	Capital Requirements in Place and in Progress	10
2.5	Capital Composition	12
2.6	Risk-Weighted Asset (RWA)	14
	Risk-Weighted Assets for Credit Risk (RWACPAD)	14
	Risk-Weighted Assets for Market Risk (RWAMINT)	15
	Risk-Weighted Assets for Operational Risk (RWAOPAD)	15
2.7	Additional Common Equity Tier I	16
2.8	Capital Adequacy	17
2.9	Leverage Ratio	19

3	BALANCE SHEET	20
	Balance Sheet	20
	Institutions that comprises the Financial Statements of Itaú Unibanco Holding	22
	Material entities	23

4	INVESTMENTS IN OTHER ENTITIES NOT CLASSIFIED IN THE TRADING BOOK	24

5	CREDIT RISK	25
5.1	Framework and Treatment	25
5.2	Credit Portfolio Analysis	26
	Operations with Credit Granting Characteristics by Brazil Geographic Regions and by Countries	26
	Operations with Credit Granting Characteristics by Economic Sector	27
	Remaining maturity of loan transactions	28
	Concentration on the Major Debtors	28
	Overdue Amounts	29
	Allowance for Loan Losses	29
	Mitigating Instruments	30
	Counterparty Credit Risk	31
	Acquisitions, Sale or Transfer of Financial Assets	33
	Operations of Securitization	35
	Credit Derivatives	36

6	MARKET RISK	37
6.1	Framework and Treatment	37
6.2	Portfolio Analysis	38
	Interest rate risk in the non-trading book	38
	Evolution of the Trading Portfolio	39
	Evolution of the Derivatives Portfolio	39
	VaR - Consolidated Itaú Unibanco	40
	VaR and Stresses VaR Internal Model – Regulatory Portfolio	41
	Stress Testing	42
	Backtesting	42
	Pricing of Financial Instruments	42

Itaú Unibanco

Risk and Capital Management – Pillar 3

7	OPERATIONAL RISK	43
7.1	Framework and Treatment	43
7.2	Crisis Management and Business Continuity	44
7.3	Independent Validation of Risk Models	45

8	LIQUIDITY RISK	46
8.1	Framework and Treatment	46
8.2	Liquidity Coverage Ratio (LCR)	47
8.3	Primary Sources of Funding	47

9	OTHER RISKS	48
	Insurance products, pension plans and premium bonds risks	48
	Social and Environmental Risk	48
	Regulatory Risk	48
	Model Risk	49
	Country Risk	49
	Business and Strategy Risk	49
	Reputational Risk	49

10	APPENDIX I	51

11	GLOSSARIES	54
11.1	Glossaryof Acronyms	54
11.2	Glossaryof Regulations	56

Itaú Unibanco

Risk and Capital Management – Pillar 3

Objective

This document presents Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through Circular 3,678 and subsequent amendments, which address the disclosure of information on risks management, calculation of risk-weighted assets (RWA), and calculation of the Total Capital (“Patrimônio de Referência” - PR), in accordance with Itaú Unibanco’s institutional standards.

For further information than the contained on this document, please visit http://www.itau.com.br/investor-relations.

The information available in the website http://www.itau.com.br/investor-relations and referred to in this document is supplementary to this publication, and there were no important amendments between the dates of its disclosure and the base date of this report.

Key indicators

Itaú Unibanco’s risk and capital management focuses on maintaining the institution in line with the risk strategy approved by the Board of Directors. The key indicators based on the Prudential Consolidation, on September 30, 2017, are summarized below.

Common Equity Tier I Ratio	Tier I Ratio	Total Capital Ratio
16.7%	16.7%	19.5%
June 30, 2017: 15.7%	June 30, 2017: 15.7%	June 30, 2017: 18.4%

Common Equity Tier I	Tier I	Total Capital
R$120,260 million	R$120,311 million	R$140,102 million
June 30, 2017: R$ 113,816 million	June 30, 2017: R$ 113,865 million	June 30, 2017: R$ 133,654 million

RWA	Credit Risk Exposure
R$ 719,635 million	R$ 637,758 million
June 30, 2017: R$ 724,483 million	June 30, 2017: R$ 642,616 million

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1	Risk Management

To assume and manage risks is one of the activities of Itaú Unibanco. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite defines the nature and the level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. Itaú Unibanco seeks to maintain robust and company-wide risk management processes to serve as a basis for its strategic decisions intended to ensure business sustainability.

These processes are in line with the guidelines of the Board of Directors and Executives who, through corporate bodies, define the institution’s global objectives, which are then translated into targets and thresholds for the business units that manage risks. Control and capital management units, in turn, support Itaú Unibanco’s management through the processes of analysis and monitoring capital and risk assessment processes.

The principles that provide risk management and risk appetite fundamentals, as well as guidelines regarding the actions taken by Itaú Unibanco’s employees in their daily routines are as follows:

•	Sustainability and customer satisfaction: the vision of Itaú Unibanco is to be a leading bank in sustainable performance and customer satisfaction. For this reason, the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. Itaú Unibanco is concerned about doing business that is good for customers and for the institution;

•	Risk Culture: the institution’s risk culture goes beyond policies, procedures and processes, strengthening the employees’ individual and collective responsibility to do the right thing, at the right time and in the right way, with respect for ethical business. The Risk Culture is described in item 1.2 “Risk Culture”;

•	Price for Risk: Itaú Unibanco operates and assumes risks in business that it knows and understands, avoids unknown risks or risks that provide no competitive advantages, and carefully assesses risk-return ratios;

•	Diversification: the institution has low appetite for volatility in its results. Accordingly, it operates with a diversified base of customers, products and business, seeking risk diversification and giving priority to low-risk transactions;

•	Operational excellence: Itaú Unibanco intends to provide agility, as well as a robust and stable infrastructure, so as to offer high quality services;

•	Ethics and respect for regulations: at Itaú Unibanco, ethics is non-negotiable. For this reason, the institution promotes an institutional environment of integrity, educating its employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore caring for the institution’s reputation.

On February 23, 2017, BACEN published Resolution CMN 4,557, which established the structure of risk and capital management. The resolution highlights are the implementation of a continuous and integrated risk management framework; the requirements for the definition of the Risk Appetite Statement (RAS) and the stress test program; the establishment of a Risk Committee; the indication, before BACEN, of the Chief Risk Officer (CRO); and the CRO’s roles, responsibilities and independence requirements. The new standard entered into force on August 21, 2017, and revokes CMN Resolutions 3,380, 3,464, 3,721, 3,988, and 4,090, which established the implementation of operational, market, credit, capital and liquidity risks management, respectively.

Itaú Unibanco complies with the best risk and capital management practices set forth in CMN Resolution 4557; accordingly, there is no significant impact arising from its adoption.

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Risk and Capital Management – Pillar 3

1.1	Risk Appetite

In 2016, Itaú Unibanco reviewed its risk appetite policy, which was established and approved by the Board of Directors and guides the institution’s business strategy. The bank’s risk appetite is grounded on the following declaration of the Board of Directors:

“We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.”

Based on this declaration, the bank established five dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements and seeking a comprehensive view of its exposure:

•	Capitalization: establishes that Itaú Unibanco should have sufficient capital to protect against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored by following up on the bank’s capital ratios in usual or stress situations, and debt issue ratings.

•	Liquidity: establishes that the institution’s liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios.

•	Composition of results: establishes that business will mainly focus on Latin America, where Itaú Unibanco will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market and credit risks aspects. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability.

•	Operational risk: focuses on controlling operational risk events that may adversely impact the bank’s business strategy and operations. This control is carried out by monitoring key operational risk events and incurred losses.

•	Reputation: deals with risks that may impact brand value and the institution’s reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored by following up on customers’ satisfaction or dissatisfaction, media exposure and observation of the institution’s conduct.

The Board of Directors is responsible for approving risk appetite guidelines and limits, performing its activities with the support of the Risk and Capital Management Committee (CGRC) and the CRO.

Metrics are regularly monitored and must comply with the limits defined. Monitoring is reported to the risk commissions and to the Board of Directors, guiding the use of preventive measures to ensure that exposures are within the limits provided and in line with the bank’s strategy.

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1.2	Risk Culture

Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, the institution adopts several initiatives to disseminate its risk culture. Itaú Unibanco’s Risk Culture is based on four basic principles: conscious risk taking, discussion about and actions on the institution’s risks, and each and everyone’s responsibility for risk management.

These principles connect Itaú Unibanco’s guidelines and help employees to consciously understand, identify, measure, manage and mitigate risks.

In addition to the bank’s policies, procedures and processes, the risk culture strengthens the employees’ individual and collective responsibility for managing the risks connected to their individual activities, respecting business management with ethics.

The institution promotes its risk culture by emphasizing a behavior that helps people of all company levels to undertake and manage risks in a conscious way. By disseminating these principles, the institution fosters the understanding and an open discussion about the risks, so that they are kept within the risk appetite levels established, being liable for each employee individually, regardless of their position, area or duties.

Itaú Unibanco also makes some channels available for communication of operating failures, internal or external fraud, conflicts at the workplace, or cases that may result in inconveniences and/or losses for the institution or its customers. All employees or third parties are responsible for informing any problems immediately, as soon as they become aware of a situation.

1.3	Risk and Capital Governance

The Board of Directors is the main body responsible for establishing the guidelines, policies and authority levels regarding risk and capital management. In turn, the CGRC provides support to the Board of Directors in the performance of their duties relating to risk and capital management. At the executive level, corporate bodies headed by Itaú Unibanco’s Chief Executive Officer (CEO) are established to manage risks and capital. Their decisions are overseen by the CGRC.

Additionally, the institution has corporate bodies that perform delegated duties in the risk and capital management, and that are headed by the Vice-President of the Risk and Finance Control and Management Area (ACGRF).

Furthermore, to support this structure, ACGRF is structured with specialized departments. The objective is provide independent and centralized management of the institution’s risks and capital, and ensuring the accordance with established rules and procedures.

A detailed description of the structure can be found on the Consolidated Annual Report, section “Our Risk Management”. The Consolidated Annual Report can be found in the website www.itau.com.br/investor-relations, section “Financial Information”.

Itaú Unibanco’s risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market’s best practices. Responsibilities for risk management at Itaú Unibanco are structured according to the concept of three lines of defense, namely:

•	in the first line of defense, the business and corporate support areas manage risks they give rise to, by identifying, assessing, controlling and reporting such risks;

•	in the second line of defense, an independent unit provides central control, so as to ensure that Itaú Unibanco’s risk is managed according to the risk appetite and established policies and procedures. This centralized control provides the Board and executives with a global overview of Itaú Unibanco’s exposure, to ensure correct and speedy corporate decisions;

•	in the third line of defense, internal audit provides an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with.

Itaú Unibanco uses robust automated systems for full compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements.

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Risk and Capital Management – Pillar 3

1.4	Risk-adjusted Compensation

The Compensation guidelines are aimed at attracting, retaining and compensating on merit its employees, encouraging prudent risk exposure levels in short-, medium- and long-term strategies. The Compensation Committee, in accordance with the CMN Resolution No. 3,921 and reporting to the Board of Directors is responsible for setting out the guidelines on models of compensation to employees and the policy on compensation of management members of the Itaú Unibanco companies.

The practices of compensation takes into account the strategy of the institution, the general and specific legislation that should be adopted for each business or region of operation, and the adequate risk management over time. Variable compensation considers the current and potential risks, giving incentive to the achievement of sustainable results and discouraging decisions that involve excess risks and inadequacies.

For more information about remuneration in Itaú Unibanco, see Note 16 – “Shareholders’ Equity” in the complete Financial Statements, which are shown on the website www.itau.com.br/investor-relations.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

2	Capital

2.1	Capital Management

The Board of Directors is the main body in the Itaú Unibanco’s capital management and it is responsible for approving the capital management institutional policy and guidelines regarding the institution’s capitalization level. The Board is also responsible for the full approval of ICAAP (Internal Capital Adequacy Assessment Process) report, a process which is intended to assess the adequacy of Itaú Unibanco’s capital.

At the executive level, corporate bodies are responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring and recommending capital related documents and topics to the Board of Directors.

In order to provide the Board with data required, management reports are prepared to inform the institution’s capital adequacy, as well as capital level forecasts under usual and stress conditions. There is a structure in place for coordination and consolidation of information and related processes, which are all subject to verification by the independent validation, internal controls and audit areas.

The guidelines of the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies, “Public Access Report – Capital Management”.

2.2	Capital Adequacy Assessment

For its capital adequacy assessment process, the annual Itaú Unibanco’s procedure is as follows:

•	Identification of the risks to which the institution is exposed and analysis of their materiality;
•	Assessment of the need for capital to cover the material risks;
•	Development of methods for quantifying additional capital;
•	Quantification of capital and internal capital adequacy assessment;
•	Capital and Contingency Plan;
•	Submission of report to BACEN.

By adopting a prospective stance regarding capital management, Itaú Unibanco implemented its capital management structure and its ICAAP in order to comply with National Monetary Council (CMN) Resolution 3,988, BACEN Circular 3,547 and BACEN Circular Letter 3,774.

The result of the last ICAAP – dated as of December 2016 – showed that, in addition to having enough capital to face all material risks, Itaú Unibanco has a significant cushion, thus ensuring the soundness of its equity position.

2.3	Stress Testing

The stress test is a process of simulating extreme economic and market conditions on the institution's results and capital. The institution has been carrying out this test since 2010 in order to assess its solvency in plausible scenarios of systemic crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The scenarios are defined according to their importance for the institution results and the likelihood of their occurrence, and they are submitted annually to the Board of Directors for approval.

Projections for the macroeconomic variables (such as GDP, the basic interest rate and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet, of which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP (Internal Capital Adequacy Process), the main purpose of which is to assess whether, even in severe adverse situations, the institution would have adequate levels of capital, without any impact on the development of its activities.

This information enables potential risk factors in the business to be identified, and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for measuring risk appetite.

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Risk and Capital Management – Pillar 3

2.4	Capital Requirements in Place and in Progress

Itaú Unibanco’s minimum capital requirements follow the set of resolutions(2) and circulars disclosed by BACEN that implemented, in Brazil, the global capital requirement standards known as Basel III. These are expressed as ratios of the capital available – stated by the Total Capital, composed by the Tier I Capital (which comprises the Common Equity and Additional Tier I Capital) and Tier II Capital – and the risk-weighted assets (RWA).

The Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included in Prudential Conglomerate(3), which comprises not only financial institutions but also collective financing plans (“consórcios”), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which the institution retains substantially all risks and rewards.

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit, market, and operational risks. Itaú Unibanco uses standardized approaches to calculate credit and operational risk-weighted asset amounts.

From September 1st, 2016, BACEN has authorized Itaú Unibanco to use internal market risk models to determine the total amount of regulatory capital (RWAMINT), replacing the portion RWAMPAD, as set out in BACEN Circular 3,646.

The standardized approach continues to be used for external units. Accordingly, use of the internal models does not apply to the following units: Argentina, Chile, Itaú BBA International, Itaú BBA Colombia, Paraguay and Uruguay.

Credit, market and operational risks approaches are treated as described in section “2.6 Risk-Weighted Assets (RWA)”.

From January 1st, 2017 to December 31st, 2017, the minimum Total Capital ratio required is 9.25%, and following the schedule for a gradual reduction, it will be 8% on January 1st, 2019.

Beyond the minimum requirement, the BACEN rules call for Additional Common Equity Tier I Capital (ACP), corresponding to the sum of the components ACPConservation, ACPCountercyclical and ACPSystemic, which, in conjunction with the requirements mentioned, increase capital requirement over time. The amount of each component and the minimum regulatory requirements, as provided for in CMN Resolution 4,193, are described in the table below.

Basel III also redefined the requirements for qualifying the instruments eligible for Tier I and Tier II Capital, which in Brazil are regulated by CMN Resolution 4,192. This reform included a phase-out schedule for instruments currently included in capital, which were issued before the rule came into effect and which do not fully meet the new requirements.

The table below presents the schedule of implementation of Basel III rules in Brazil, as defined by BACEN. The information correspond to the percentages of Itaú Unibanco’s risk weighted assets.

Basel III - Implementation Schedule	From January 1st
	2015	2016	2017	2018	2019
Common Equity Tier I	4.5%	4.5%	4.5%	4.5%	4.5%
Tier I	6.0%	6.0%	6.0%	6.0%	6.0%
Total Capital	11%	9.875%	9.25%	8.625%	8.0%
Additional Common Equity Tier I (ACP)	0.0%	0.625%	1.50%	2.375%	3.5%
conservation	0%	0.625%	1.25%	1.875%	2.5%
countercyclical (1)	0%	0%	0%	0%	0%
systemic	0%	0%	0.25%	0.5%	1.0%
Common Equity Tier I + ACP	4.5%	5.125%	6.0%	6.875%	8.0%
Total Capital + ACP	11.0%	10.5%	10.75%	11.0%	11.5%
Prudential adjustments deductions	40%	60%	80%	100%	100%

(1) The countercyclical capital buffer is fixed by the Financial Stability Committee (Comef) based on discussions about the pace of credit expansion (BACEN Communication No. 30.371), and currently is set to zero. Should the requirement increase, the new percentage takes effect twelve months after the announcement.

In addition to the minimum capital requirements, BACEN Circular 3,748 has been in force since the fourth quarter of 2015. It incorporates the Leverage Ratio in the Basel III framework in Brazil. More details are given in section “2.9 Leverage Ratio” in this report.

Also, in March 2015, Circular BACEN 3,751 came into force. It provides for the calculation of relevant indicators to identify Global Systemically Important Banks (G-SIBs) among financial institutions in Brazil. Following the Basel methodology for identifying G-SIBs, Itaú Unibanco’s score was 29 at 2015. A institution is considered G-SIB whether its score reaches at

(2) The standards that implemented the Basel III rules in Brazil were disclosed on March 1, 2013 through Resolutions No. 4,192 to No. 4,195 of the National Monetary Council (CMN) (Resolution No. 4,195 was revoked by Resolution No. 4,280), together with 15 Circulars published by BACEN on March 4, 2013, as amended.

(3)Further details of Prudential Conglomerate can be found in BACEN Circular No. 3,701, CMN Resolution No. 4,280 or in the link: http://www.bcb.gov.br/?BRPRUDENTIALFINREG.

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Risk and Capital Management – Pillar 3

least 130. Information on the values of the G-SIBs indicators can been found at www.itau.com.br/investor-relations, section “Corporate Governance”, “Global Systemically Important Banks”.

The compliance of BACEN with the standards recommended by the Basel Committee was assessed at the end of 2013, under the Regulatory Consistency Assessment Programme (RCAP)(4). The rules effective in Brazil were considered compliant—pursuant to the Bank for International Settlements (BIS), Brazil is a compliant jurisdiction—i.e., the capital standards established in Brazil are also consistent with the internationally accepted minimum requirements. The pointed out discrepancies were considered immaterial.

Minimum capital requirement for Insurance

In July 2015, the National Council of Private Insurance (CNSP) issued CNSP Resolution 321 and subsequent amendments, which, among other things, deals with the minimum capital requirements for underwriting, credit, operating and market risks for insurers, open private pension entities, premium bonds companies and reinsurers.

(4) Regulatory Consistency Assessment Programme (RCAP). Assessment of Basel III regulations in Brazil, December 2013, updated in March 2017 with no additional material points.

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2.5	Capital Composition

The Total Capital, used to monitor compliance with the operational limits imposed by BACEN, is the sum of three items, namely:

•	Common Equity Tier I: sum of social capital, reserves and retained earnings, less deductions and prudential adjustment;
•	Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I;
•	Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, it makes up Total Capital.

The table below presents the composition of the referential equity and its components (Common Equity Tier I, Additional Tier I Capital and Tier II Capital), taking into consideration their respective prudential adjustments, as required by current regulations.

Composition of Referential Equity			R$ million
	09/30/2017	06/30/2017	09/30/2016
Stockholders’ equity Itaú Unibanco Holding S.A. (Consolidated)	123,631	118,379	114,715
Non-controlling interest in subsidiaries	11,445	11,746	13,219
Changes in ownership interest in a subsidiary in capital transactions	1,818	2,150	2,825
Unrealized Results	-	-	-
Consolidated Stockholders’ Equity (BACEN)	136,894	132,275	130,759
Preferred shares with clause of redemption excluded from Tier I	-	-	-
Common Equity Tier I prudential adjustments	(16,634)	(18,459)	(15,395)
Common Equity Tier I	120,260	113,816	115,364
Instruments eligible to comprise Additional Tier I	-	-	-
Additional Tier I prudential adjustments	51	49	572
Additional Tier I Capital	51	49	572
Tier I adjustments	-	-	-
Tier I (Common Equity Tier I + Additional Tier I Capital)	120,311	113,865	115,936
Instruments eligible to comprise Tier II	19,723	19,723	23,488
Tier II prudential adjustments	68	66	133
Tier II adjustments	-	-	-
Tier II	19,791	19,789	23,622
Exclusions: Funding instruments issued by financial institutions	-	-	-
Reference Equity (Tier I + Tier II)	140,102	133,654	139,557

The most significant prudential adjustments for Itaú Unibanco are shown in the following table. Together, they account for more than 90% of the prudential adjustments as of September 30, 2017.

Prudential Adjustments				R$ million
	09/30/2017	06/30/2017	09/30/2016	Ref. Appendix I
Goodwill paid upon the acquisition of investments	8,094	8,744	7,374	(e)
Intangible assets	4,899	4,458	3,071	(h) / (i)
Tax credits	4,620	5,877	4,345	(b)
Investments higher than 10% of the capital of companies that are similiar to non-consolidated financial intitutions	-	-	-
Minority shareholders’ primary capital surplus	421	418	1,188
Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not recorded in the books	(1,722)	(1,575)	(1,123)
Others	322	537	540
Total	16,634	18,459	15,395

During the year 2017, Itaú Unibanco bought back R$ 1,377 million of its own shares. These shares are shown as “Treasury Shares”, which showed a balance of R$ (2,409) million as of September 30, 2017. Treasury shares reduce our shareholders’ equity, resulting in a decrease in the capital base.

In this period, the amount of dividends and Interest on capital paid / provided for, which affects Itaú Unibanco’s capital base, was R$ 9,523 million. Dividends are deducted from the institution’s shareholders’ equity, thus reducing its capital base. The interest on capital that is booked directly to income as an expense reduces the institution’s net income, reducing, consequently, the capital base.

More details about Total Capital are given in Appendix I (“Breakdown of the Total Capital and Information on its Adequacy) in this report.

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The below table presents subordinated debts and other instruments eligible for Tier II capital:

Instruments Eligible for Tier II Capital									R$ million
	Maturities						09/30/2017	06/30/2017	09/30/2016
Name of instrument	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	> 5 years	Total	Total	Total
Bank Deposit Certificate (CDB)	-	-	-	-	-	-	-	-	2,278
Financial Bills	11,081	2,970	43	12	2,420	1,714	18,240	20,580	25,513
Euronotes	-	-	3,217	3,959	11,622	5,966	24,765	25,854	25,359
Subordinated Debt (Jun/17)	11,081	2,970	3,261	3,971	14,043	7,680	43,005	46,434	53,150
Subordinated Debt Not Elegible to Capital	139	247	168	166	244	4,436	5,401	5,671	5,582
Subordinated Debt - Total (Jun/17)	11,220	3,217	3,429	4,137	14,287	12,115	48,406	52,104	58,732
Subordinated Debt after Reducer (Jun/17)	-	594	1,304	2,383	11,234	7,680	23,195	25,743	30,013
Subordinated Debt after Reducer (Dec/12)	-	990	290	4,235	7,093	26,514	39,122	39,122	38,824
Preferred Shares (Dec/12)	-	-	323	-	-	-	323	323	323
Threshold (1) Instruments Eligible for Tier II Capital (Dec/12)	-	495	307	2,117	3,547	13,257	19,723	19,723	23,488
Instruments Eligible for Tier II Capital (Jun/17) (2)	-	495	307	2,117	3,547	13,257	19,723	19,723	23,488

(1)  Instruments Eligible for Tier II Capital with application of threshold in accordance with the current rules (Resolution 4,192 - Art 28).

(2)  According to current legislation, the accounting balance of instruments eligible for Tier II Capital as of December 2012 was used for the calculation of total capital as of June, 2017.

For further details of instruments that are part of the Total Capital, please visit the website www.itau.com.br/investor- relations, section “Corporate Governance, Pillar 3 – Spreadsheet Support”, “Appendix I and II – Pillar 3”, “Appendix II – Main Features of the Total Capital (PR) Instruments”.

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2.6	Risk-Weighted Asset (RWA)

According to CMN Resolution 4,193 and subsequent amendments, for assessing the minimum capital requirements, the RWA must be calculated by adding the following portions:

RWA = RWACPAD + RWAMINT + RWAOPAD

•	RWACPAD = portion related to exposures to credit risk, calculated using standardized approach;

•	RWAMINT = portion related to the market risk capital requirement, made up of the maximum between the internal model and 80% of the standardized model, and regulated by BACEN Circulars 3,646 and 3,674;

•	RWAOPAD = portion related to the operational risk capital requirement, calculated using standardized approach.

The table below presents the evolution of RWA composition of Itaú Unibanco.

Composition of Risk-Weighted Asset					R$ million
Risk exposures	09/30/2017		06/30/2017		09/30/2016
Risk-Weighted Assets for Credit Risk (RWACPAD)	637,758	88.6%	642,616	88.7%	673,405	91.5%
Risk-Weighted Assets for Market Risk (RWAMINT)	18,864	2.6%	27,450	3.8%	24,690	3.4%
Risk-Weighted Assets for Operational Risk (RWAOPAD)	63,013	8.8%	54,417	7.5%	37,826	5.1%
Risk-Weighted Assets (RWA)	719,635	100.0%	724,483	100.0%	735,921	100.0%

Risk-Weighted Assets for Credit Risk (RWACPAD)

The table below presents the credit risk-weighted assets (RWACPAD), regulated by BACEN Circular 3,644, segregated by risk weighting factor and by asset type:

Composition of Risk-Weighted Assets for Credit Risk (RWACPAD)			R$ million
	09/30/2017	06/30/2017	09/30/2016
Risk exposures
Exposure weighted by credit risk (RWACPAD)	637,758	642,616	673,405
a) Per Weighting Factor (FPR):
FPR at 2%	79	133	125
FPR at 20%	5,958	6,963	8,286
FPR at 35%	15,272	13,115	11,992
FPR at 50%	44,432	43,328	43,785
FPR at 75%	133,580	137,415	140,363
FPR at 85%	77,998	87,750	94,445
FPR at 100%	312,423	301,570	323,270
FPR at 250%	28,757	32,718	27,403
FPR at 300%	3,465	4,408	8,689
FPR up to 1250%(1)	4,249	3,547	1,707
Derivatives – Variation of the counterparty credit quality	6,015	6,000	6,918
Derivatives – Future potential gain	5,530	5,669	6,421
b) Per Type:
Securities	43,495	43,524	45,344
Loan operations - Retail	104,667	109,075	112,988
Loan operations - Non-retail	229,604	237,794	250,096
Joint liabilities - Retail	183	186	206
Joint liabilities - Non-retail	45,224	44,902	47,719
Loan commitments - Retail	28,726	28,147	27,167
Loan commitments - Non-retail	9,120	8,977	10,906
Other exposures	176,739	170,011	178,979

(1) Taking into consideration the application of the “F” factor required by Article 29 of BACEN Circular 3,644.

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Risk and Capital Management – Pillar 3

Risk-Weighted Assets for Market Risk (RWAMINT)

The market risk weighted assets (RWAMINT) component is regulated by BACEN Circulars 3,646 and 3,674.

The table below includes the breakdown of the market risk component:

Composition of Risk-Weighted Assets for Market Risk (RWAMINT)			R$ million
	09/30/2017 (2)	06/30/2017 (1)	09/30/2016 (1)
Risk-Weighted Assets for Market Risk (RWAMPAD)	23,056	30,500	27,434
Trades subject to interest rate variation	21,655	28,682	23,968
Fixed income interest rate denominated in reais	4,971	4,374	6,614
Foreign exchange linked interest rate	11,623	17,707	14,056
Price index linked interest rate	5,062	6,602	3,298
Interest rate linked interest rate	-	-	-
Operations subject to commodity price variation	412	331	455
Operations subject to stock price variation	273	273	212
Operations subject to the risk of exposures in gold, foreign currency and foreign exchange variations	716	1,213	2,798
Internal market risk models benefits	(4,611)	(3,050)	(2,743)
Risk-Weighted Assets for Market Risk (RWAMINT)	18,864	27,450	24,690
Market Risk Weighted Assets calculated through internal models	18,864	22,630	23,592

(1)  Market risk weighted-assets calculated based on internal models, with a maximum saving possibility of 10% of the standard model.

(2) Market risk weighted-assets calculated based on internal models, with a maximum saving possibility of 20% of the standard model.

On September 30, 2017, RWAMINT reached R$ 18.864 million, or 80% of RWAMPAD, which is higher than the capital requirement ascertained using internal models, which amounted to R$ 18,445 million.

Risk-Weighted Assets for Operational Risk (RWAOPAD)

BACEN Circulars 3,640, 3,316 and subsequent amendments established the criteria for determining the portion of risk-weighted assets related to the capital required for operational risk (RWAOPAD). In accordance with current regulation, the exposure of RWAOPAD is calculated on a semiannual basis, related to June 30 and December 31.

The RWA for operational risk is presented below:

Composition of Risk-Weighted Assets for Operational Risk (RWAOPAD)			R$ million
	09/30/2017	06/30/2017	09/30/2016
Risk-Weighted Assets for Operational Risk (RWA OPAD)	63,013	54,417	37,826
Retail	11,607	11,252	10,887
Commercial	24,857	24,549	24,166
Corporate finance	2,663	2,581	2,789
Negotiation and sales	7,434	4,135	(11,026)
Payments and settlements	7,532	3,667	3,418
Financial agent services	3,892	3,729	3,471
Asset management	5,010	4,488	4,109
Retail brokerage	18	15	12

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Risk and Capital Management – Pillar 3

2.7	Additional Common Equity Tier I

A requirement for Additional Common Equity Tier I (ACP) came into effect in the first quarter of 2016. Details of its portions are shown below:

Additional Common Equity Tier I (ACP)			R$ million
	09/30/2017	06/30/2017	09/30/2016
Additional Common Equity Tier I requirement (ACPrequirement)	10,794	10,867	4,600
conservation	8,995	9,056	4,600
countercyclical	-	-	-
systemically importance	1,799	1,811	-

BACEN Circular 3,769 describes the method for calculating the portion of ACPcountercyclical. Details of its portions are shown below for the relevant jurisdictions:

Additional Common Equity Tier I countercyclical (ACPcountercyclical)

	09/30/2017	06/30/2017	09/30/2016			R$ million
		RWACPrNBi (1)		ACCP(2)	date of announcement	date of effectiveness
Brazil	398,339	405,875	425,311	0%	oct/15	jan/16
Chile (3)	78,751	78,010	83,457	0%	-	-
Total	477,090	483,885	508,768	-	-	-

(1) Portion of the RWA balance for credit risk exposure to the non-banking private sector in the relevant jurisdictions.

(2) Percentage amount of the Additional Common Equity Tier I countercyclical for the principal jurisdictions.

(3) Method of calculating countercyclical buffer not announced in this jurisdiction. According to Article 2 of BACEN Circular No. 3,769 the ACCP of Brazil value should be used.

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2.8	Capital Adequacy

Itaú Unibanco, through ICAAP process, assesses the adequacy of its capital to face the incurred risks, composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks.

In order to ensure the soundness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios.

On September 30, 2017, the Total Capital (PR) reached R$ 104.102 million, R$ 120.311 million of Tier I and R$ 19.791 million of Tier II.

Composition of Referential Equity (PR)			R$ million
	09/30/2017	06/30/2017	09/30/2016
Tier I	120,311	113,865	115,936
Common Equity Tier I	120,260	113,816	115,364
Additional Tier I Capital	51	49	572
Tier II	19,791	19,789	23,622
Referential Equity (PR)	140,102	133,654	139,557
Required Referential Equity (PRE)	66,566	67,015	72,672
Excess capital in relation to Required Referential Equity	73,536	66,639	66,885
Additional Common Equity Tier I requirement (ACPrequirement)	10,794	10,867	4,600
Referential equity calculated for covering the interest rate risk of trades of the banking book (RBAN)	2,462	2,366	2,332

The Total Capital Ratio reached 19.5% in September 30, 2017, increasing 110 bps relatively to June 30, 2017, mainly due to profits in the period.

Besides, Itaú Unibanco has an R$ 73,563 million capital excess in relation to its required Total Capital, higher than the Additional Common Equity Tier I requirement of R$ 10,794 million, largely covered by total capital available.

The Fixed Assets Ratio (“Índice de Imobilização”) indicates the level of adjusted Total Capital committed to adjusted permanent assets. Itaú Unibanco is within the maximum limit of 50% of the adjusted Total Capital, as established by BACEN.

The Total Capital and Fixed Assets ratios are presented in the table below.

Basel and Fixed Asset Ratios			R$ million
	09/30/2017	06/30/2017	09/30/2016
Basel ratio	19.5%	18.4%	19.0%
Tier I	16.7%	15.7%	15.8%
Common Equity Tier I	16.7%	15.7%	15.7%
Additional Tier I Capital	0.0%	0.0%	0.1%
Tier II	2.8%	2.7%	3.2%
Fixed assets ratio	23.5%	24.0%	23.6%
Excess Capital in Relation to Fixed Assets	37,165	34,773	36,837

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Taking into consideration the current capital base, and if Basel III rules established by BACEN were fully implemented, and including the consolidation of Citibank’s Brazilian retail business and the minority interest of 49% in XP Investimentos, Common Equity Tier I would be 14.6% on September 30, 2017. These variations are presented in the following chart.

Simulated Common Equity Tier I with Fully Loaded Basel III Rules

(5) Includes deductions of Goodwill, Intangible Assets (generated before and after October 2013), Tax Credits from Temporary Differences and Tax Loss Carryforwards, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies.

(6) Includes the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier, which is at 10.8 nowadays, will be 12.5 in 2019.

(7) The consolidation of Citibank considers the retail business (for individuals) in Brazil. Estimated impacts based on preliminary information and pending regulatory approvals.

(8) Considering the consumption of tax credit, the ratio would be 15.4% (Does not consider any reversal of complementary allowance for loan losses).

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2.9	Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weighs or risk mitigation. As required by BACEN Circular Letter 3,706, Itaú Unibanco has since October 2015 been reporting the Leverage Ratio to BACEN monthly, however the minimum Leverage Ratio should become mandatory in 2018, according to Basel recommendations, and is defined based on the observations during a period from its implementation in 2011 until 2017.

The following information is based on the methodology and standard format introduced by BACEN Circular 3,748. As of September 30, 2017, Itaú Unibanco’s Leverage Ratio reached 9.0%.

	Comparative Summary of Published Financial Statements and Leverage Ratio

				R$ thousand
		09/30/2017	06/30/2017	09/30/2016
1	Total assets according to published financial statements	1,465,999,788	1,448,335,224	1,399,099,604
2	Adjustment for differences in consolidation of accounts	(170,452,691)	(161,968,404)	(143,153,936)
3	Adjustment for assets assigned or transferred with substantial transfer of risks and benefits and	(4,479,180)	(4,594,553)	(4,861,887)
4	Adjustment for changes in reference values and potential future gains on derivative financial	11,395,595	15,964,048	18,351,824
5	Adjustment for repurchase transactions and securities lending	13,369,988	6,449,430	9,710,514
6	Adjustment for transactions not booked in prudential conglomerate's total assets	121,560,149	120,623,974	128,152,810
7	Other adjustments	(101,889,788)	(100,045,223)	(84,277,535)
8	Total Exposure	1,335,503,861	1,324,764,495	1,323,021,394

	Disclosure of information on Leverage Ratio
				R$ thousand
		09/30/2017	06/30/2017	09/30/2016
	Items shown in the Balance Sheet
1	Balance sheet items other than derivative financial instruments, securities received on loan and resales	950,646,623	942,526,315	916,145,815
2	Adjustments for equity items deducted in calculating Level I Capital	(33,593,928)	(32,597,352)	(27,629,040)
3	Total exposure shown in the Balance Sheet	917,052,694	909,928,963	888,516,775
	Transactions using Derivative Financial Instruments
4	Replacement value for derivatives transactions	18,168,004	16,723,739	26,978,549
5	Potential future gains from derivatives transactions	12,601,643	11,874,910	13,924,526
6	Adjustment for collateral in derivatives transactions	-	-	-
7	Adjustment for daily margin held as collateral	-	-	-
8	Derivatives in the name of customers where there is no contractual obligation to reimburse in the event of bankruptcy or default of the entities responsible for the settlement system	-	-	-
9	Reference value adjusted for credit derivatives	2,615,931	7,837,834	7,624,372
10	Adjustment of reference value calculated for credit derivatives	(3,821,980)	(3,748,696)	(3,197,074)
11	Total exposure for derivative financial instruments	29,563,599	32,687,787	45,330,373
	Repurchase Transactions and Securities Lending (TVM)
12	Investments in repurchase transactions and securities lending	253,957,432	255,074,341	251,310,923
13	Adjustment for repurchases for settlement and creditors of securities lending	-	-	-
14	Amount of counterparty credit risk	13,369,988	6,449,430	9,710,514
15	Amount of counterparty credit risk in transactions as intermediary	-	-	-
16	Total exposure for repurchase transactions and securities lending	267,327,420	261,523,770	261,021,437
	Off-balance sheet items
17	Reference value of off-balance sheet transactions	299,381,136	295,384,369	299,506,454
18	Adjustment for application of FCC specific to off-balance sheet transactions	(177,820,987)	(174,760,395)	(171,353,645)
19	Total off-balance sheet exposure	121,560,149	120,623,974	128,152,809
	Capital and Total Exposure
20	Level I	120,311,093	113,865,562	115,935,547
21	Total Exposure	1,335,503,861	1,324,764,495	1,323,021,394
	Leverage Ratio
22	Basel III Leverage Ratio	9.0%	8.6%	8.8%

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3	Balance Sheet

The following table presents a comparison between the Balance Sheet of Itaú Unibanco Holding S.A. presented in the Financial Statements and of Prudential Consolidation.

Comparisson of balance sheets – Assets				R$ million
	Consolidated		Prudential	Ref. Appendix
	balance sheet	Diferences (1)	Consolidation	I (2)
Assets	09/30/2017
Current assets and Long-term receivables	1,439,523	(190,015)	1,249,508
Cash and cash equivalents	19,089	(108)	18,982
Interbank investments	287,701	(5,510)	282,191
Securities and derivative financial instruments	412,806	(179,866)	232,940
Interbank accounts	126,514	-	126,514
Interbranch accounts	290	-	290
Loan, lease and other credit operations	433,129	7	433,136
Other receivables	157,312	(4,381)	152,931
Tax credit and Actuarial Assets		-	21,966
Tax credits arising from income tax losses and social contribution		-	6,005	(b)
Credits resulting from temporary differences		-	15,623	(c)
Actuarial assets related to defined benefit pension funds		-	338	(d)
Other		-	130,965
Other assets	2,682	(156)	2,525
Permanent assets	26,477	19,562	46,039
Investments	5,113	18,337	23,450
Goodwill based on the expectation of future profitability		-	858	(e)
investments in the capital of companies that are similar to non-consolidated financial institutions and insurance companies		-	10,319	(f)
investments in the capital of financial institutions		-	990	(a)
Other		-	11,284
Real estate in use	6,370	(532)	5,838
Deferred permanent assets	-	-	-	(g)
Other	-	-	5,838
Goodwill	1,249	(517)	732
Goodwill based on the expectation of future profitability	-	-	732	(e)
Intangible assets	13,745	2,274	16,020
Acquisition of rights to credit payroll	1,007	-	1,007
Intangible assets acquired from October 1st 2013	-	-	685	(h)
Intangible assets acquired before October 1st 2013	-	-	321	(i)
Other intangible assets	19,029	10,991	30,020
Intangible assets acquired from October 1st 2013	-	-	7,751	(h)
Intangible assets acquired before October 1st 2013	-	-	2,650	(i)
Goodwill based on the expectation of future profitability	-	-	19,101	(e)
Deferred permanent assets	-	-	358	(g)
Other	-	-	159
(Accumulated amortization)	(6,290)	(8,717)	(15,007)
Intangible assets acquired from October 1st 2013	-	-	(2,312)	(h)
Intangible assets acquired before October 1st 2013	-	-	(1,763)	(i)
Goodwill based on the expectation of future profitability	-	-	(10,574)	(e)
Deferred permanent assets	-	-	(358)	(g)
Total assets	1,466,000	(170,453)	1,295,547

(1)Differences are mainly due to non-consolidation of non-financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) in the Prudential Consolidation and also by the elimination of transactions with related parties.

(2) Prudential information, which is presented in Appendix I of this report.

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Comparisson of balance sheets – Liabilities				R$ million
	Consolidated		Prudential	Ref. Appendix
	Balance Sheet	Diferences (1)	Consolidation	I (2)
Liabilities	09/30/2017
Current and Long-term Liabilities	1,328,779	(172,177)	1,156,602
Deposits	359,904	2,310	362,214
Deposits received under securities repurchase agreements	336,951	2,443	339,394
Funds from acceptances and issuance of securities	106,638	4	106,642
Interbank accounts	32,594	-	32,594
Interbranch accounts	5,044	2	5,046
Borrowings and onlending	66,318	-	66,318
Derivative financial instruments	21,562	-	21,562
Technical provision for insurance, pension plan and capitalization	177,522	(177,522)	-
Other liabilities	222,244	586	222,831
Social and statutory	26,605	(2,420)	24,185
Tax credits arising from income tax losses and social contribution	-	-	15,733	(b)/(c)
Provision of Actuarial assets related to defined benefit pension funds	-	-	182	(d)
Other	-	-	8,270
Other	-	-	198,645
Deferred income	2,082	(30)	2,051
Non-controlling interest in subsidiaries	11,508	(64)	11,445
Non-controlling interest in subsidiaries that are part of the conglomerate	-	-	11,445	(j)
Stockholders' equity	123,631	1,818	125,449
Capital	97,148	-	97,148
Eligible Instruments	-	-	97,148	(k)
Capital reserves	1,515	-	1,515
Capital reserves	-	-	1,515	(m)
Revenue reserves	29,953	618	30,572
Revenue reserves	-	-	30,572	(l)
Asset valuation adjustment	(2,577)	1,200	(1,377)
Other revenue and other reserve	-	-	(1,377)	(m)
(Treasury shares)	(2,409)	-	(2,409)
Shares or other instruments issued by the bank	-	-	(2,409)	(n)
Total liabilities and stockholders' equity	1,466,000	(170,453)	1,295,547

(1 Differences are mainly due to non-consolidation of non-financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) in the Prudencial Consolidation and also by the eliminations of transactions with related parties.

(2) Prudential information, which is presented in Appendix I of this report.

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Institutions that comprise the Financial Statements of Itaú Unibanco Holding

The lists below provides the institutions that comprise the financial statements and the Prudential Consolidation of Itaú Unibanco.

List of institutions that comprise the Financial Statements of Itaú Unibanco Holding

Institutions that comprise the financial statements and the Prudential Consolidation
Aj Títulos Públicos Fundo de Investimento Referenciado DI	Itaú Corpbanca Colombia S.A.
Banco Investcred Unibanco S.A.	Itaú Corpbanca Corredores de Bolsa S.A.
Banco Itaú (Suisse) SA	Itaú Corretora de Valores S.A.
Banco Itaú Argentina S.A.	Itaú Distribuidora de Títulos e Valores Mobiliários S.A.
Banco Itaú BBA S.A.	Itaú EU Lux-Itaú Latin America Equity Fund
Banco Itaú Consignado S.A.	Itaú International Securities Inc.
Banco Itaú International	Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado
Banco Itaú Paraguay S.A.	Itaú Securities Services Colombia S.A. Sociedad Fiduciaria
Banco Itaú Uruguay S.A.	Itaú Unibanco Holding Cayman Branch
Banco Itaú Veículos S.A.	Itaú Unibanco Holding S.A.
Banco ItauBank S.A.	Itaú Unibanco S.A.
Banco Itaucard S.A.	Itaú Unibanco S.A. Cayman Branch
Banco Itauleasing S.A.	Itaú Unibanco S.A. New York Branch
CorpBanca New York Branch	Itaú Unibanco S.A. Tokyo Branch
Dibens Leasing S.A. - Arrendamento Mercantil	Itaú Unibanco S.A.Nassau Branch
FICFI 40675	Itaú Unibanco Veículos Administradora de Consórcios Ltda.
Fideicomisos Financiero Privados BHSA	Itaú Valores S.A.
Fideicomisos Financiero TB1	Itauvest Distribuidora de Títulos e Val. Mobiliários S.A.
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	ITB Holding Ltd.
Fundo De Investimento Em Direitos Creditórios Não-Padronizados América Multicarteira	Kinea Ações FIA
Fundo de Investimento em Direitos Creditórios Não-Padronizados Barzel	Kinea Ações Fundo de Investimento
Fundo de Investimento em Direitos Creditórios Não-Padronizados NPL I	Kinea Dinâmico Master - Long Biased Fundo de Investimento em Ações
Fundo Fortaleza de Investimento Imobiliário	Kinea I Pipe Fundo de Investimento em Ações
Hipercard Banco Múltiplo S.A.	Kinea I Private Equity Fundo de Investimento em Participações
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.	Kinea I Total Return Equity - Fundo de Investimento em Cotas de Fundos de Investimento Multimercado
Iresolve Companhia Securitizadora de Créditos Financeiros S.A.	Kinea II Macro Fundo de Investimento Multimercado
Itaú (Panamá) S.A.	Kinea Infra I MCP
Itaú Administradora de Consórcios Ltda.	Licania Fund Limited
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria	Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento
Itaú Bank & Trust Bahamas Ltd.	MCC S.A. Corredores de Bolsa
Itaú Bank & Trust Cayman Ltd.	MCC Securities Inc.
Itau Bank, Ltd.	Microinvest S.A. Soc. de Crédito a Microempreendedor
Itaú BBA Colombia S.A. Corporacion Financiera	OCA S.A.
Itau BBA International plc	Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior
Itau BBA USA Securities Inc.	RedeCard S.A.
Itaú Casa de Valores S.A.	Rt Itaú Dj Títulos Públicos Fundo de Investimento Referenciado DI
Itaú Cia. Securitizadora de Créditos Financeiros	Rt Voyager Renda Fixa Crédito Privado - Fundo de Investimento
Itaú Comisionista de Bolsa Colombia S.A.	Uni-Investment International Corp.
Itaú Corpbanca	Universo Fundo de Investimento em Participações

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Institutions that comprise only the financial statements
ACO Ltda.	Itaú Institucional Curto Prazo - Fundo de Investimento
Albarus S.A.	Itau International Investment LLC
Banco Del Paraná S.A.	Itaú Japan Asset Management Limited
BICSA Holdings, Ltd.	Itau Middle East Limited
BIE Cayman Ltd.	Itaú Participação Ltda.
Borsen Renda Fixa Crédito Privado - Fundo de Investimento	Itaú Rent Administração e Participações Ltda.
CGB II SpA	Itaú Seguros S.A.
CGB III SpA	Itau UK Asset Management Limited
Cia. Itaú de Capitalização	Itau USA Asset Management Inc.
Corpbanca Administradora General de Fondos S.A.	Itaú Vida e Previdência S.A.
Corpbanca Corredores de Seguros S.A.	Itauprev Retirement Renda Fixa Crédito Privado - Fundo de Investimento
Corpbanca Securities Inc.	Itaúsa Europa - Investimentos, SGPS, Unipessoal, Lda
Corplegal S.A.	Itauseg Participações S.A.
Estrel Serviços Administrativos S.A.	Itauseg Saúde S.A.
FC Recovery S.A.U.	Itauseg Seguradora S.A.
FIC Promotora de Vendas Ltda.	ITB Holding Brasil Participações Ltda.
iCarros Ltda.	Itrust Servicios Inmobiliarios S.A.I.C.
IGA Participações S.A.	Jasper International Investment LLC
Investimentos Bemge S.A.	Karen International Limited
IPI - Itaúsa Portugal Investimentos, SGPS, Unipessoal, Lda	Kinea Investimentos Ltda.
Itaú Administração Previdenciária Ltda.	Marcep Corretagem de Seguros S.A.
Itaú Asesorías Financieras S.A.	Maxipago Serviços de Internet Ltda.
Itau Asia Securities Limited	MCC Asesorías Limitada
Itau Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Mundostar S.A.
Itaú Bahamas Directors Ltd.	Nevada Woods S.A.
Itaú Bahamas Nominees Ltd.	Proserv - Promociones y Servicios, S.A. de C.V.
Itau BBA International (Cayman) Ltd.	Provar Negócios de Varejo Ltda.
Itaú BBA México, S.A. de C.V.	Recaudaciones y Cobranzas S.A.
Itaú BBA Participações S.A.	Recovery do Brasil Consultoria S.A.
Itaú BBA Trading S.A.	Recuperadora de Créditos Limitada
Itau Cayman Directors Ltd.	RT Alm 5 Fundo de Investimento Renda Fixa
Itau Cayman Nominees Ltd.	RT Alm Soberano 2 Fundo de Investimento Renda Fixa
Itaú Chile Administradora General de Fondos S.A.	Rt Columbia Renda Fixa Crédito Privado - Fundo de Investimento em Cotas de Fundos de Investimento
Itaú Chile Compañía de Seguros de Vida S.A.	Rt Defiant Multimercado - Fundo de Investimento
Itaú Chile Corredora de Seguros Limitada	Rt Endeavour Renda Fixa Crédito Privado - Fundo de Investimento
Itaú Chile Inversiones, Servicios y Administracion S.A.	Rt Multigestor 4 Fundo de Investimento em Cotas De Fundos de Investimento Multimercado
Itaú Corredor de Seguros Colombia S.A.	RT Nation Renda Fixa - Fundo de Investimento
Itaú Corretora de Seguros Ltda.	Rt Valiant Renda Fixa - Fundo de Investimento
Itaú Europa Luxembourg S.A	Topaz Holding Ltd.
Itaú Gestão de Vendas Ltda.	Tulipa S.A.
Itau Global Asset Management Limited	Unión Capital AFAP S.A.

Institutions that comprise only the Prudential Conglomerate
Rt Enterprise Soberano Renda Fixa Fundo de Investimento	Kinea Macro Offshore Segregated Portfolio
Ctbh Fundo de Investimento Imobiliário = FII	Estrutura III - Fundo de Investimento em Participações

Material entities

Total assets, stockholders’ equity, and the industries of the material entities, including those subject to the risk weight for the purpose of capital requirements are as follows:

Major Institutions

			09/30/2017		06/30/2017		09/30
Institutions	Country	Activity	Total Assets	Equity	Total Assets	Equity	Total Assets
Itaú Corpbanca Colombia S.A. (1)	Colombia	Financial institution	34.244	3.624	33.860	3.699	36.697
Banco Itaú Argentina S.A. (1)	Argentina	Financial institution	6.095	724	6.881	751	4.935
Banco Itaú BBA S.A. (1)	Brazil	Financial institution	2.539	2.227	2.258	2.043	5.493
Banco Itaú Consignado S.A. (1)	Brazil	Financial institution	29.481	2.538	30.122	2.514	38.820
Banco Itaú Paraguay S.A. (1)	Paraguay	Financial institution	10.376	1.149	10.895	1.131	10.671
Banco Itaú (Suisse) S.A. (1)	Switzerland	Financial institution	5.299	640	5.193	659	5.483
Banco Itaú Uruguay S.A. (1)	Uruguay	Financial institution	13.861	1.287	14.870	1.297	14.935
Banco Itaucard S.A. (1)	Brazil	Financial institution	93.261	8.540	94.062	8.289	106.670
Banco Itauleasing S.A. (1)	Brazil	Financial institution	11.888	11.538	11.723	11.389	11.110
Cia. Itaú de Capitalização	Brazil	Premium Bonds	4.445	862	4.252	785	4.034
Dibens Leasing S.A. - Arrendamento Mercantil (1)	Brazil	Leasing	92.762	4.765	108.733	4.585	168.465
Financeira Itaú CBD S.A. - Crédito, Financ. e Investimento (1)	Brazil	Consumer Finance Credit	4.298	975	4.139	947	3.746
Hipercard Banco Múltiplo S.A. (1)	Brazil	Financial institution	14.984	4.406	14.253	4.341	13.064
Itau Bank, Ltd. (1)	Cayman Islands	Financial institution	13.824	3.498	13.056	3.412	14.271
Itaú BBA Colombia S.A. Corporacion Financiera (1)	Colombia	Financial institution	367	354	364	353	480
Itau BBA International plc (1)	United Kingdom	Financial institution	20.689	3.480	19.285	3.465	20.312
Itau BBA USA Securities Inc. (1)	United States	Broker	1.676	1.414	1.640	1.458	1.485
Itauseg Seguradora S.A.	Brazil	Insurance	170	76	177	74	181
Itaú CorpBanca (1)	Chile	Financial institution	110.522	14.936	111.683	15.314	110.545
Itaú Corretora de Valores S.A. (1)	Brazil	Broker	4.058	1.248	2.601	1.174	3.203
Itaú Seguros S.A.	Brazil	Insurance	9.647	5.638	8.919	5.104	10.086
Itaú Unibanco S.A. (1)	Brazil	Financial institution	1.203.114	64.713	1.206.409	72.094	1.237.800
Itaú Vida e Previdência S.A.	Brazil	Pension Plan	175.620	4.109	167.411	3.747	147.504
Luizacred S.A. Soc. de Crédito Financiamento E Investimento (1)	Brazil	Consumer Finance Credit	5.095	639	4.814	639	4.194
Redecard. (1)	Brazil	Adquirente	56.160	15.787	54.598	15.531	49.620

(1)Institutions included in the Prudential Conglomerate.

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Risk and Capital Management – Pillar 3

4	Investments in other entities not classified in the trading book

The financial statements of Itaú Unibanco and its subsidiaries have been prepared in accordance with the Corporate Law (“Lei das Sociedades por Ações”), as amended, and with the rulings issued by BACEN, CMN, CVM, SUSEP, CNSP and PREVIC, as applicable, which include accounting practices and estimates for the establishment of provisions and the valuation of financial assets.

The interests held in other entities valued at acquisition price are classified in Permanent Assets, when there is the intention to hold them, and then are tested for impairment on a six-month basis. Investments in other companies which are not intended to be held for a long term are classified as Securities, and measured at market value.

Itaú Unibanco applies its policies on a systematic basis, ensuring the consistency and comparability of its information.

In the third quarter of 2017, there were no significant amendments to policies related to investments in other entities.

Itaú Unibanco holds corporate interests mainly for strategic reasons and to obtain capital gains.

For further information on Itaú Unibanco’s accounting policies, please see Note 4 – “Summary of the main accounting practices”, to the Complete Financial Statements, that can be found on the website www.itau.com.br/investor-relations.

The assessment of equity risk not included in the trading book, designated financial investment risk, is realized on ICAAP process. This assessment simulates asset losses in a stress scenario.

The table below shows the investments in other entities not classified in the trading book. On September 30, 2017, the capital required for these investments was R$ 85 million.

Investments in other entities			R$ million
	09/30/2017	06/30/2017	09/30/2016
Carrying Amount	811.6	755.2	313.5
Public	681.9	607.6	73.4
Private	129.7	147.7	240.0
Fair value	1,130.3	1,015.8	540.1
Public	936.2	819.4	251.9
Private	194.1	196.4	288.2
Gain or losses arising on investments in other entities	9.7	(51.6)	0.3
Recognized and unrealized gain or losses	97.5	43.1	(145.4)
Unrecognized and unrealized gain or losses	323.7	281.6	218.0

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Risk and Capital Management – Pillar 3

5	Credit Risk

5.1	Framework and Treatment

Itaú Unibanco defines credit risk as the risk of loss associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower’s, issuer’s or counterparty’s credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs.

The management of credit risk is intended to preserve the quality of the loan portfolio at levels compatible with the institution’s risk appetite for each market segment in which we operate. The governance of credit risk is managed through corporate bodies, which report to the Board of Directors or to the Itaú Unibanco executive structure. Such corporate bodies act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting process, including disclosure of institutional and supplementary policies on credit risk management, are responsibility of this structure. Itaú Unibanco manages the credit risk to which it is exposed during the entire credit cycle, from before approval, during the monitoring process and up to the collection or recovery phase.

There is a credit risk management and control structure, centralized and independent of the business units and defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control the credit risk inherent to all products, portfolio concentrations and impacts to potential changes in the economic environment. The credit’s portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country. The key assignments of the business units are (i) monitoring of the portfolios under their responsibility, (ii) granting of credit, taking into account current approval levels, market conditions, the macroeconomic prospects, and changes in markets and products, and (iii) credit risk management aimed at making the business sustainable.

Itaú Unibanco’s credit policy is based on internal factors, such as: client rating criteria, performance and evolution of the portfolio, default levels, return rates and allocated economic capital, among others; and also take into account external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others.

With respect to individuals, small and medium companies, credit ratings are assigned based on statistical application (in the early stages of relationship with a customer) and behavior score (used for customers with whom Itaú Unibanco already has a relationship) models.

For large companies, classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance.

The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.

Itaú Unibanco also strictly controls credit exposure to clients and counterparties, acting to reserve occasional limit breaches. In this sense, contractual covenants may be used, such as the right to demand early payment or require additional collateral.

To measure credit risk, Itaú Unibanco takes into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits.

The models used by Itaú Unibanco are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate, so as to reduce the modeling risk and keep the models calibrated, to that they reflect risk parameters more accurately.

Itaú Unibanco counts on a specific structure and processes aimed at ensuring that the country risk is managed and controlled, described in item “9 Other Risks”.

In compliance with CMN Resolution 3,721, the document “Public Access Report - Credit Risk,” which describes the guidelines established in the institutional ruling on credit risk control, can be viewed on the website www.itau.com.br/investor-relations, in the section “Corporate Governance , Rules and Policies”.

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Risk and Capital Management – Pillar 3

5.2	Credit Portfolio Analysis

The information presented in the following tables allow the analysis of the credit portfolio, and its behavior, from different dimensions.

Operations with Credit Granting Characteristics by Countries and by Brazil Geographic Regions

Operations with Credit(1) Granting Characteristics by Countries: Exposure												R$ million
	09/30/2017											06/30/2017
					United
					States of		United
	Brazil	Argentina	Chile	Colombia	America	Paraguay	Kingdon	Switzerland	Uruguay	Other	Total	Total
Individuals	195,445	1,466	37,013	8,307	1	2,343	-	-	2,603	18	247,196	244,821
Rural Loans	92	-	-	-	-	-	-	-	-	-	92	121
Real State	38,037	25	19,734	1,159	-	233	-	-	284	-	59,472	59,259
Payroll	43,085	-	-	-	-	-	-	-	-	-	43,085	43,044
Vehicle and Leasing	13,244	-	-	181	-	121	-	-	-	-	13,546	13,766
Credit card	71,931	971	2,277	781	-	650	-	-	1,576	-	78,186	77,256
Financial Guarantees Provided	1,155	-	15	3	1	-	-	-	3	9	1,186	663
Personal Loans (Other)	27,901	470	14,987	6,183	-	1,339	-	-	740	9	51,629	50,712
Companies	191,532	2,896	47,917	16,280	6,755	3,528	9,833	2,584	4,782	801	286,908	298,657
Rural Loans	8,142	-	-	-	-	-	-	-	-	-	8,142	10,503
Investments	36,617	4	4,169	2,986	-	4	18	-	29	50	43,877	49,489
Import and Export	32,650	534	1,192	733	3,176	-	2,836	2,449	31	-	43,601	32,619
Working Capital, Discount Bonds and Secured Line of Credit	67,565	1,951	37,553	10,975	3,125	3,373	6,808	-	4,433	659	136,442	150,732
Financial Guarantees Provided	40,855	407	4,799	1,455	454	150	171	135	239	92	48,757	49,286
Other	5,703	-	204	131	-	1	-	-	50	-	6,089	6,028
Total	386,977	4,362	84,930	24,587	6,756	5,871	9,833	2,584	7,385	819	534,104	543,478
(1) The amount includes financial guarantees provided and committed loans, do not includes securities and is net of allowance for loan losses.

Operations with Credit(1) Granting Characteristics by Countries: Quarterly Average Exposure												R$ million
	09/30/2017											06/30/2017
					United
					States of		United
	Brazil	Argentina	Chile	Colombia	America	Paraguay	Kingdon	Switzerland	Uruguay	Other	Total	Total
Individuals	194,665	1,468	36,456	8,381	1	2,379	-	-	2,639	20	246,009	243,938
Rural Loans	107	-	-	-	-	-	-	-	-	-	107	129
Real State	38,039	17	19,652	1,141	-	229	-	-	288	-	59,366	58,752
Payroll	43,065	-	-	-	-	-	-	-	-	-	43,065	43,202
Vehicle and Leasing	13,340	-	-	190	-	126	-	-	-	-	13,656	14,126
Credit card	71,377	990	2,294	794	-	666	-	-	1,599	-	77,720	76,868
Financial Guarantees Provided	894	-	15	2	1	-	-	-	3	9	924	666
Personal Loans (Other)	27,843	461	14,495	6,254	-	1,358	-	-	749	11	51,171	50,195
Companies	196,619	2,901	48,343	16,438	6,833	3,626	9,546	2,674	4,966	836	292,782	301,070
Rural Loans	9,323	-	-	-	-	-	-	-	-	-	9,323	10,276
Investments	39,377	3	4,248	2,947	-	4	19	-	31	54	46,683	50,859
Import and Export	27,335	482	1,234	746	3,176	-	2,568	2,535	34	-	38,110	33,223
Working Capital, Discount Bonds and Secured Line of Credit	73,712	2,035	37,956	11,212	3,186	3,419	6,770	-	4,611	686	143,587	151,488
Financial Guarantees Provided	41,206	381	4,692	1,388	471	201	189	139	257	96	49,020	49,412
Other	5,666	-	213	145	-	2	-	-	33	-	6,059	5,812
Total	391,284	4,369	84,799	24,819	6,834	6,005	9,546	2,674	7,605	856	538,791	545,008

(1) The amount includes financial guarantees provided and committed loans, do not includes securities and is net of allowance for loan losses.

Operations with Credit(1) Granting Characteristics in Brazil: Exposure							R$ million
	09/30/2017						06/30/2017
	Southeast	South	North	Northeast	Midwest	Brazil	Brazil
Individuals	126,582	21,568	7,099	28,130	12,066	195,445	193,886
Rural Loans	67	21	-	1	3	92	121
Real State	31,855	2,654	380	1,428	1,720	38,037	38,041
Payroll	23,680	5,126	3,403	7,675	3,201	43,085	43,044
Vehicle and Leasing	7,050	2,131	737	1,860	1,466	13,244	13,437
Credit card	41,880	8,604	2,059	15,425	3,963	71,931	70,824
Financial Guarantees Provided	1,081	23	1	7	43	1,155	634
Personal Loans (Other)	20,969	3,009	519	1,734	1,670	27,901	27,785
Companies	163,426	15,315	1,390	6,383	5,018	191,532	201,706
Rural Loans	4,748	2,157	10	238	989	8,142	10,503
Investments	29,125	3,919	413	1,806	1,354	36,617	42,137
Import and Export	30,487	1,398	173	322	270	32,650	22,021
Working Capital, Discount Bonds and Secured Line of Credit	54,448	6,810	664	3,503	2,140	67,565	79,859
Financial Guarantees Provided	40,313	351	41	98	52	40,855	41,557
Other	4,305	680	89	416	213	5,703	5,629
Total	290,008	36,883	8,489	34,513	17,084	386,977	395,592

(1) The amount includes financial guarantees provided and committed loans, do not includes securities and is net of allowance for loan losses.

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Risk and Capital Management – Pillar 3

Operations with Credit(1) Granting Characteristics in Brazil: Quarterly Average Exposure							R$ million
	09/30/2017						06/30/2017
	Southeast	South	North	Northeast	Midwest	Brazil	Brazil
Individuals	125,985	21,473	7,092	28,065	12,050	194,665	194,151
Rural Loans	81	21	-	1	4	107	129
Real State	31,855	2,647	382	1,433	1,722	38,039	38,143
Payroll	23,630	5,103	3,406	7,706	3,220	43,065	43,202
Vehicle and Leasing	7,139	2,150	729	1,861	1,461	13,340	13,793
Credit card	41,536	8,530	2,055	15,329	3,927	71,377	70,548
Financial Guarantees Provided	820	23	1	6	44	894	637
Personal Loans (Other)	20,924	2,999	519	1,729	1,672	27,843	27,699
Companies	167,616	16,134	1,371	6,463	5,035	196,619	205,513
Rural Loans	5,247	2,851	10	227	988	9,323	10,276
Investments	31,439	4,049	427	1,913	1,549	39,377	43,523
Import and Export	25,139	1,408	152	377	259	27,335	23,133
Working Capital, Discount Bonds and Secured Line of Credit	60,818	6,822	655	3,438	1,979	73,712	80,980
Financial Guarantees Provided	40,684	332	41	96	53	41,206	42,152
Other	4,289	672	86	412	207	5,666	5,449
Total	293,601	37,607	8,463	34,528	17,085	391,284	399,664

(1) The amount includes financial guarantees provided and committed loans, do not includes securities and is net of allowance for loan losses.

Operations with Credit Granting Characteristics by Economic Sector

Operations with Credit Granting Characteristics in Brazil(1): Exposure									R$ million
	09/30/2017								06/30/2017
Individuals	Rural Loans	Real Estate	Payroll	Vehicle and Leasing	Credit Card	Financial Guarantees Provided	Personal Loans (Other)	Total	Total
Total	92	59,472	43,085	13,546	78,186	1,186	51,629	247,196	244,821

(1) The amount includes financial guarantees provided and committed loans, do not includes securities and is net of allowance for loan losses.

Operations with Credit(1) Granting Characteristics in Brazil: Exposure															R$ million
	09/30/2017														06/30/2017
							Working Capital,		Financial
							Discount Bonds and		Guarantees
	Rural Loans		Investments		Import and Export		Guaranteed Account		Provided		Other		Total		Total
Companies	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%
Public Sector	-	0.0%	1,391	3.2%	626	1.4%	414	0.3%	812	1.7%	-	0.0%	3,243	1.1%	2,773	0.9%
Energy	-	0.0%	-	0.0%	542	1.2%	66	0.0%	1	0.0%	-	0.0%	609	0.2%	72	0.0%
Petrochemical and Chemical	-	0.0%	1,356	3.1%	-	0.0%	4	0.0%	801	1.6%	-	0.0%	2,161	0.8%	2,209	0.7%
Sundry	-	0.0%	35	0.1%	84	0.2%	344	0.3%	10	0.0%	-	0.0%	473	0.2%	492	0.2%
Private Sector	8,142	100.0%	42,486	96.8%	42,975	98.6%	136,028	99.7%	47,945	98.3%	6,089	100.0%	283,665	98.9%	295,884	99.1%
Sugar and Alcohol	1,004	12.3%	2,535	5.8%	2,312	5.3%	878	0.6%	419	0.9%	19	0.3%	7,167	2.5%	7,607	2.5%
Agribusiness and Fertilizers	2,296	28.2%	962	2.2%	4,312	9.9%	6,463	4.7%	1,026	2.1%	94	1.5%	15,153	5.3%	16,172	5.4%
Food and Beverage	1,155	14.2%	2,312	5.3%	2,273	5.2%	5,311	3.9%	3,177	6.5%	208	3.4%	14,436	5.0%	15,345	5.1%
Banks and Other Financial Institutions	11	0.1%	696	1.6%	851	2.0%	6,582	4.8%	3,324	6.8%	13	0.2%	11,477	4.0%	12,503	4.2%
Capital Assets	101	1.2%	816	1.9%	1,140	2.6%	2,064	1.5%	1,708	3.5%	231	3.8%	6,060	2.1%	6,118	2.0%
Pulp and Paper	88	1.1%	305	0.7%	1,029	2.4%	1,262	0.9%	330	0.7%	26	0.4%	3,040	1.1%	3,273	1.1%
Electronic and IT	-	0.0%	377	0.9%	452	1.0%	2,744	2.0%	1,685	3.5%	226	3.7%	5,484	1.9%	6,000	2.0%
Packaging	2	0.0%	233	0.5%	447	1.0%	1,163	0.9%	266	0.5%	39	0.6%	2,150	0.7%	2,195	0.7%
Energy and Sewage	-	0.0%	4,257	9.7%	929	2.1%	3,035	2.2%	5,480	11.2%	393	6.5%	14,094	4.9%	12,956	4.3%
Education	-	0.0%	279	0.6%	12	0.0%	1,427	1.0%	940	1.9%	58	1.0%	2,716	0.9%	2,938	1.0%
Pharmaceuticals and Cosmetics	-	0.0%	360	0.8%	904	2.1%	3,143	2.3%	1,735	3.6%	155	2.5%	6,297	2.2%	5,913	2.0%
Real Estate Agents	47	0.6%	11,050	25.2%	126	0.3%	8,843	6.5%	1,409	2.9%	220	3.6%	21,695	7.6%	23,491	7.9%
Entertainment and Tourism	-	0.0%	424	1.0%	35	0.1%	3,422	2.5%	417	0.9%	269	4.4%	4,567	1.6%	4,611	1.5%
Wood and Furniture	34	0.4%	266	0.6%	465	1.1%	1,412	1.0%	66	0.1%	129	2.1%	2,372	0.8%	2,358	0.8%
Construction Material	1	0.0%	855	1.9%	1,411	3.2%	2,102	1.5%	1,037	2.1%	197	3.2%	5,603	2.0%	5,791	1.9%
Steel and Metallurgy	50	0.6%	655	1.5%	925	2.1%	4,232	3.1%	1,009	2.1%	865	14.2%	7,736	2.7%	8,267	2.8%
Media	-	0.0%	117	0.3%	88	0.2%	381	0.3%	308	0.6%	18	0.3%	912	0.3%	946	0.3%
Mining	1	0.0%	396	0.9%	628	1.4%	4,224	3.1%	2,490	5.1%	59	1.0%	7,798	2.7%	7,499	2.5%
Infrastructure Work	1	0.0%	925	2.1%	632	1.4%	5,676	4.2%	1,423	2.9%	380	6.2%	9,037	3.1%	9,572	3.2%
Oil and Gas (2)	58	0.7%	532	1.2%	545	1.2%	2,911	2.1%	1,258	2.6%	97	1.6%	5,401	1.9%	5,814	1.9%
Petrochemical and Chemical	102	1.3%	563	1.3%	1,656	3.8%	4,500	3.3%	1,368	2.8%	143	2.3%	8,332	2.9%	9,514	3.2%
Health Care	6	0.1%	461	1.1%	111	0.3%	1,653	1.2%	412	0.8%	55	0.9%	2,698	0.9%	2,939	1.0%
Insurance and Reinsurance and Pension Plans	-	0.0%	15	0.0%	-	0.0%	35	0.0%	58	0.1%	-	0.0%	108	0.0%	115	0.0%
Telecommunications	-	0.0%	390	0.9%	10	0.0%	976	0.7%	3,115	6.4%	12	0.2%	4,503	1.6%	4,422	1.5%
Clothing and Footwear	14	0.2%	542	1.2%	859	2.0%	2,407	1.8%	414	0.8%	252	4.1%	4,488	1.6%	4,533	1.5%
Trading	7	0.1%	106	0.2%	581	1.3%	660	0.5%	90	0.2%	23	0.4%	1,467	0.5%	1,527	0.5%
Transportation	9	0.1%	4,735	10.8%	996	2.3%	3,746	2.7%	1,079	2.2%	302	5.0%	10,867	3.8%	11,330	3.8%
Domestic Appliances	-	0.0%	79	0.2%	242	0.6%	1,472	1.1%	534	1.1%	20	0.3%	2,347	0.8%	2,147	0.7%
Vehicles and Autoparts	9	0.1%	1,373	3.1%	4,815	11.0%	6,378	4.7%	3,489	7.2%	245	4.0%	16,309	5.7%	17,166	5.7%
Third Sector	-	0.0%	24	0.1%	-	0.0%	2,582	1.9%	81	0.2%	4	0.1%	2,691	0.9%	2,875	1.0%
Publishing and Printing	-	0.0%	124	0.3%	57	0.1%	696	0.5%	152	0.3%	81	1.3%	1,110	0.4%	1,152	0.4%
Commerce - Sundry	-	0.0%	1,140	2.6%	867	2.0%	11,043	8.1%	1,649	3.4%	644	10.6%	15,343	5.3%	16,108	5.4%
Industry - Sundry	19	0.2%	73	0.2%	4,657	10.7%	2,623	1.9%	211	0.4%	23	0.4%	7,606	2.7%	7,940	2.7%
Sundry Services	80	1.0%	2,675	6.1%	5,814	13.3%	23,473	17.2%	3,137	6.4%	564	9.3%	35,743	12.5%	36,477	12.2%
Sundry	3,047	37.4%	1,834	4.2%	2,794	6.4%	6,509	4.8%	2,649	5.4%	25	0.4%	16,858	5.9%	18,270	6.1%
Total	8,142	100.0%	43,877	100.0%	43,601	100.0%	136,442	100.0%	48,757	100.0%	6,089	100.0%	286,908	100.0%	298,657	100.0%

(1) The amount includes financial guarantees provided and committed loans, do not includes securities and is net of allowance for loan losses.

(2) Comprises trade of fuel.

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Risk and Capital Management – Pillar 3

Remaining maturity of loan transactions

Remaining maturities of loan transactions (1)									R$ million
	09/30/2017					06/30/2017
	up to 6 months	6 to 12 months	1 to 5 years	above 5 years	Total	up to 6 months	6 to 12 months	1 to 5 years	above 5 years	Total
Individuals	64,349	4,733	55,036	84,967	209,085	209,085	63,990	4,141	55,726	84,366
Rural Loans	27	27	28	6	88	88	52	8	50	6
Real State	73	37	1,178	58,166	59,454	59,454	72	38	1,165	57,972
Payroll	288	869	23,439	18,555	43,151	43,151	282	780	24,165	17,867
Vehicle and Leasing	355	958	12,205	48	13,566	13,566	411	960	12,356	53
Credit card	56,565	-	-	-	56,565	56,565	55,968	-	-	-
Financial Guarantees Provided	78	614	100	384	1,176	1,176	111	62	95	391
Personal Loans (Other)	6,963	2,228	18,086	7,808	35,085	35,085	7,094	2,293	17,895	8,077
Companies	79,203	29,918	97,417	65,727	272,265	272,265	85,147	30,624	100,637	67,839
Rural Loans	3,226	2,852	1,380	524	7,982	7,982	4,926	2,702	2,109	515
Investments	2,723	3,439	19,577	15,467	41,206	41,206	3,359	4,095	22,928	15,959
Import and Export	16,942	5,723	16,808	4,109	43,582	43,582	16,662	3,975	8,984	2,983
Working Capital, Discount Bonds and Guaranteed Account	45,637	10,904	46,576	21,515	124,632	124,632	50,230	11,982	54,207	23,308
Financial Guarantees Provided	10,368	6,789	9,000	22,609	48,766	48,766	9,561	7,670	8,349	23,709
Other	307	211	4,076	1,503	6,097	6,097	409	200	4,060	1,365
Total	143,552	34,651	152,453	150,694	481,350	481,350	149,137	34,765	156,363	152,205

(1) Do not include loan commitments.

Concentration on the Major Debtors

Concentration of Largest Clients with Credit Granting Characteristics						R$ million
	Exposure	% of portfolio	Exposure	% of portfolio	Exposure	% of portfolio
Loan, Lease and Other Credit Operations (1)	09/30/2017		06/30/2017		09/30/2016
Largest debtor	4,671	0.9%	4,771	0.9%	4,081	0.7%
10 largest debtors	28,460	5.3%	30,035	5.4%	31,716	5.6%
20 largest debtors	44,739	8.3%	47,742	8.6%	48,564	8.6%
50 largest debtors	72,179	13.4%	77,608	14.1%	80,974	14.3%
100 largest debtors	97,438	18.1%	103,634	18.8%	109,131	19.2%

(1) The amounts include financial guarantees provided. Do not include loan commitments.

Concentration of Major Clients with Credit Granting Characteristics						R$ million
	Exposure	% of portfolio	Exposure	% of portfolio	Exposure	% of portfolio
Loan, Lease and Other Credit Operations and Securities (1)	09/30/2017		06/30/2017		09/30/2016
Largest debtor	6,760	1.1%	6,621	1.1%	8,051	1.2%
10 largest debtors	39,508	6.4%	41,075	6.5%	46,432	7.0%
20 largest debtors	64,656	10.5%	66,190	10.5%	74,923	11.4%
50 largest debtors	104,612	17.0%	109,057	17.4%	118,909	18.0%
100 largest debtors	138,442	22.4%	143,635	22.9%	156,474	23.7%

(1) The amounts include financial guarantees provided. Do not include loan commitments.

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Risk and Capital Management – Pillar 3

Overdue Amounts

Overdue Amounts: by Brazil Regions and Countries												R$ million
	09/30/2017						06/30/2017
	15 to 60	61 to 90	91 to 180	181 to 360	Above 360		15 to 60	61 to 90	91 to 180	181 to 360	Above 360
	Days	days	days	days	days	Total	days	days	days	days	days	Total

Southeast	4,689	1,586	3,852	4,082	489	14,698	4,727	1,843	3,934	4,394	464	15,362
South	725	241	593	773	93	2,425	730	273	636	792	83	2,514
North	240	76	187	224	40	767	243	84	184	285	34	830
Northeast	671	309	776	1,044	125	2,925	733	338	809	1,091	103	3,074
Midwest	452	142	330	442	56	1,422	453	171	478	444	50	1,596
Brazil	6,777	2,354	5,738	6,565	803	22,237	6,886	2,709	6,041	7,006	734	23,376
Foreign	3,193	665	865	752	150	5,625	3,220	545	728	748	134	5,375
Total	9,970	3,019	6,603	7,317	953	27,862	10,106	3,254	6,769	7,754	868	28,751

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

Overdue Amounts: by Economic Sector											R$ million
	09/30/2017						06/30/2017
	15 to 60	61 to 90	91 to 180	181 to 360	Above 360		15 to 60	61 to 90	91 to 180	181 to 360	Above 360
	days	days	days	days	days	Total	days	days	days	days	days	Total

Public Sector	-	-	-	-	-	-	1	-	-	1	-	2
Private Sector	9,970	3,019	6,603	7,317	953	27,862	10,105	3,254	6,769	7,753	868	28,749
Companies	3,025	887	2,187	2,047	266	8,412	3,142	1,077	2,108	2,504	281	9,112
Industry and Commerce	1,090	463	1,036	1,206	170	3,965	1,174	568	1,088	1,447	188	4,465
Services	1,704	363	1,046	759	88	3,960	1,761	423	927	748	89	3,948
Primary	228	60	101	81	8	478	203	82	92	302	4	683
Other	3	1	4	1	-	9	4	4	1	7	-	16
Individuals	6,945	2,132	4,416	5,270	687	19,450	6,963	2,177	4,661	5,249	587	19,637
Total	9,970	3,019	6,603	7,317	953	27,862	10,106	3,254	6,769	7,754	868	28,751

(1) As from the 2nd quarter of 2016, Itaú CorpBanca commenced to be fully consolidated in Itaú Unibanco's accounting statements.

Allowance for Loan Losses

In order to be hedged against losses arising from loan operations, Itaú Unibanco takes into consideration all the aspects that determine the client’s credit risk to establish the provision level that is appropriate to the risk incurred in each operation. For each operation, the assessment and the client or economic group rating, the operation rating, and the possible existence of past due amounts are taken into account and the volume of the regulatory provision is determined.

Allowance for Loan Losses - Quarterly evolution								R$ million
	09/30/2017				06/30/2017
	Opening Balance	Necessary accounting net provisions	Write-Off	Final Balance (1)	Opening Balance	Necessary accounting net provisions	Write-Off	Final Balance (1)
Public Sector	(5)	-	1	(4)	(8)	2	1	(5)
Private Sector	(37,412)	(4,059)	4,845	(36,626)	(37,632)	(5,122)	5,342	(37,412)
Companies	(19,588)	(966)	1,567	(18,987)	(19,280)	(2,206)	1,898	(19,588)
Industry and Commerce	(6,842)	(292)	863	(6,271)	(6,950)	(917)	1,025	(6,842)
Services	(10,056)	(741)	669	(10,128)	(9,822)	(875)	641	(10,056)
Primary	(2,003)	25	31	(1,947)	(1,824)	(409)	230	(2,003)
Other	(687)	42	4	(641)	(684)	(5)	2	(687)
Individuals	(17,824)	(3,093)	3,278	(17,639)	(18,352)	(2,916)	3,444	(17,824)
Total	(37,417)	(4,059)	4,846	(36,630)	(37,640)	(5,120)	5,343	(37,417)

(1) Comprises provisions for financial guarantees provided of R$ (1,927) (R$ (1,884) at 03/31/2017), registered in the liabilities, according to CMN Resolution 4,512 and BACEN Circular Letter 3,782.

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Risk and Capital Management – Pillar 3

Mitigating Instruments

Itaú Unibanco uses guarantees aiming at increasing resilience in operations with credit risk. The using guarantees can be personal guarantees, secured guarantees, legal structures with mitigating power and netting arrangements.

To be considered as credit risk mitigation instrument, the guarantees need to comply with requirements and determinations of the regulations that govern them whether internal or external and be legally valid (effective), enforceable and regularly evaluated. In the case of secured guarantees, legal structures with mitigating effects and netting arrangements, mitigation depends on established methods approved by the business units responsible for managing credit risk and the central credit risk control area. Such methods take into account factors relating to the legal enforcement of the security, the costs involved in the process and the expected execution value, considering market volatility and liquidity. Additionally, concentration of these instruments in the credit portfolio is monitored on a regular basis. Lastly, personal guarantees and the purchase of protection through credit derivatives mitigate credit risk by substituting the taker’s risk parameters with those of the guarantor.

Itaú Unibanco also uses credit derivatives to mitigate the credit risk of its portfolios of securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

In order to use each type of mitigating instrument to calculate the regulatory capital, Itaú Unibanco compares the specifications of the instrument to the requirements provided for in the prudential regulations in force. In this process, the institution assesses the coverage level of mitigated exposures, the risk weights (FPR) of the mitigation instruments, maturity terms, and currencies of denomination or indexation, among other aspects.

In the case of credit transactions mitigated by fiduciary transfer or 1st-degree mortgage on residential property, mitigation is definite by the FPR applied to the exposure, as provided for in BACEN Circular 3,644. Therefore, these transactions are not subject to the provisions set forth in BACEN Circular 3,809.

The table below presents the total amount covered by mitigation instruments (collaterals and guarantees), calculated in accordance with BACEN Circular 3,809. As provided for in the Circular, at the beginning of each fiscal year, the institution must choose between the Simple or Comprehensive Approach for credit risk mitigation.

Total Mitigation			R$ million
	09/30/2017	06/30/2017	09/30/2016
Demand and time deposits, savings and own financial credit bills	299,029	307,295	320,415
FPR 0%	299,029	307,275	320,415
FPR 20%	-	20	-
Securities	27,872	45,688	32,077
FPR 0%	27,872	45,688	32,077
FPR 20%	-	-	-
Personal Guarantee and other Guarantees	41,845	40,425	40,154
FPR 0%	7,398	6,339	7,043
FPR 50%	33,880	33,746	33,112
FPR 85%	566	340	-
Credit Linked Notes (CLN)	6,822	7,423	-
FPR 0%	6,697	7,293	-
FPR 20%	126	130	-
Netting	2,397	1,451	-
FPR 0%	2,397	1,451	-

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Risk and Capital Management – Pillar 3

Counterparty Credit Risk

Counterparty credit risk is the possibility of noncompliance with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk. It encompass of derivative financial instruments, settlement pending transactions, securities lending and repurchase transactions.

Itaú Unibanco has well-defined rules for calculating its exposure, and the models designed are used both for controlling the use of counterparty limits and for allocating capital. For derivatives, Itaú Unibanco uses the potential credit risk (PCR) too, interpreted as the value of the potential financial exposure that a transaction can attain upon maturity. After the maturity of a derivatives contract, Itaú Unibanco’s practice is to set up a provision for the amounts receivable on these instruments.

Netting agreements are defined by CMN Resolution 3,263 and, as from January 2017, Itaú Unibanco has been considering this resolution in the calculation of its regulatory capital, in accordance with BACEN Circular 3,809.

According to BACEN Circular 3,644, for the calculation of the net global exposure to the counterparty credit risk arising from operations with derivative financial instruments, the application of the Future Potential Exposure Factor (FEPF) is considered. In the case of unsettled operations, the application of the Unsettled Operation Credit Conversion Factor (FCL) is considered.

Derivative Contracts Subject to Counterparty Credit Risk		R$ million
	09/30/2017	06/30/2017
Settled in a settlement system (Stock Exchange) (1)	7,997	7,636
Notional Value	1,177,798	950,393
Potential Future Exposures	4,068	3,537
Gross Positive Value	3,929	4,099
Not settled in a settlement system (Over-the-Counter) – with collateral	-	-
Notional Value	5,096	5,536
Potential Future Exposures	204	224
Gross Positive Value	2,771	1,843
Effects of netting agreements	2,397	1,451
Effect of collateral	578	616
Not settled in a settlement system (Over-the-Counter) – without collateral	19,454	18,542
Notional Value	991,612	976,211
Potential Future Exposures	8,330	8,115
Gross Positive Value	11,124	10,428
Net exposure to derivatives	27,450	26,178

(1) Amounts regarding contracts settled in a clearing and settlement system in which the clearinghouse operates as central counterparty. As from the second quarter of 2017, Itaú Unibanco has been reporting the credit risk of counterparties in derivatives contracts settled in a settlement system, where FPR is 2%.

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Risk and Capital Management – Pillar 3

Itaú Unibanco considers that there is counterparty credit risk in reverse repo agreements (purchase with resale commitment) when the difference between the amount paid and the security received (when the latter is eligible as a mitigator) is positive; and in repo agreements (sale with repurchase commitment), when the difference between the security delivered and the amount received is positive.

Repurchase Agreements Subject to Counterparty Credit Risk		R$ million
	09/30/2017	06/30/2017
Settled in a settlement system (1)	6,424	1,697
Reverse repo agreements	6,113	1,668
Notional Value (2)	264,096	259,493
Effect of collateral (3)	257,983	257,825
Repo agreements	311	29
Notional Value (2)	191,590	186,901
Effect of collateral (3)	191,279	186,872
Not settled in a settlement system	4,151	3,617
Reverse repo agreements	213	126
Notional Value (2)	375	687
Effect of collateral (3)	162	560
Repo agreements	3,939	3,490
Notional Value (2)	107,675	119,503
Effect of collateral (3)	103,737	116,013
Net exposure to repurchase agreements	10,575	5,314

 (1) Amounts regarding contracts settled in a clearing and settlement system (Stock Exchange, Selic or similar) in which the clearinghouse operates as central

(2) The notional value of repurchase agreements is similar to their positive gross value.

(3) Cash and government securities with 0% FPR are used as collateral for counterparty credit risk exposure in repurchase agreements.

Other (1) Agreements Subject to Counterparty Credit Risk		R$ million
	09/30/2017	06/30/2017
Notional Value (2)	12,247	14,870
Effects of netting agreements	-	-
Effect of collateral	-	-
Net exposure to other agreements subject to counterparty credit risk (3)	480	518

(1) Includes securities agreements to be settled, as well as forex agreements, and rights on securities lending

(2) The notional value of these agreements is similar to their positive gross value.

(3) Exposure value after the application of FCL, according to Circular BACEN 3,644

Exposure to Counterparty Credit Risk		R$ million
	09/30/2017	06/30/2017
Net global exposure to counterparty credit risk	38,506	32,009
Net exposure to derivatives	27,450	26,178
Net exposure to repurchase agreements	10,575	5,314
Net exposure to other agreements subject to counterparty credit risk	480	518

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Risk and Capital Management – Pillar 3

Acquisitions, Sale or Transfer of Financial Assets

The acquisition of financial assets follows the same policies and the same credit governance established for the portfolios originated at Itaú Unibanco. Financial asset acquisitions aim at increasing loan portfolio diversification and meeting the clients’ demands for liquidity. The purpose of the sale and transfer of financial assets is to meet investor demand for credit assets or work as a portfolio credit risk management instrument.

Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

Since January 2012, as determined by CMN Resolution 3,533 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

Sale or Transfer of Financial Assets			R$ million
	09/30/2017	06/30/2017	09/30/2016
Balance of exposures assigned with significant withholding of risks and benefits	113	120	144
Balance of sale of exposure with substantial retention of risks and benefits	5,203	5,333	5,384
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	5,126	5,333	5,358
Financial institutions	77	-	26
Specific Purpose Company (SPE)	-	-	-
Balance of sale of exposure without substantial transfer or retention of risks and benefits	-	-	-

Sale or Transfer of Financial Assets					R$ million
	3rd quarter	2nd quarter	1st quarter	4th quarter	3rd quarter
	2017	2017	2017	2016	2016
Flow of sale exposure in the quarter with substantial transfer of risks and rewards	775	155	67	2,076	2,751
Credit rights Investments Fund (FIDC)	252	1	67	-	-
Securitization Companies	16	79	-	1,289	2,751
Financial institutions	507	75	-	86	-
Specific Purpose Company (SPE)	-	-	-	-	-
Other(1)	-	-	-	701	-

(1) Transfer of college credits held with the public sector.

Sale or Transfer of Financial Assets					R$ million
	3rd quarter	2nd quarter	1st quarter	4th quarter	3rd quarter
	2017	2017	2017	2016	2016
Total exposures assigned over the last 12 months which have been honored, repurchased or written-off	120	150	160	99	135

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Risk and Capital Management – Pillar 3

Acquisition of Financial Assets			R$ million
	09/30/2017	06/30/2017	09/30/2016
Acquisitions of loan portfolios WITH the retention of assignor's risks and rewards
a) By type of exposure	684	925	2,310
Individuals - Payroll	-	-	-
Individuals - Vehicle and Leasing	579	771	1,745
Companies -Loans (CCB)	104	152	560
Companies - Other	1	2	5
b) By type of assignor	684	925	2,310
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	-	-	-
Financial institutions	684	925	2,310
Specific Purpose Company (SPE)	-	-	-

Acquisition of Financial Assets			R$ million
	09/30/2017	06/30/2017	09/30/2016
Acquisitions of loan portfolios with NO retention of assignor's risks and rewards
a) By type of exposure	2,710	3,086	4,544
Individuals - Payroll	2,710	3,086	4,544
b) By type of assignor	2,710	3,086	4,544
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	-	-	-
Financial institutions	2,710	3,086	4,544
Specific Purpose Company (SPE)	-	-	-

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Risk and Capital Management – Pillar 3

Operations of Securitization

Itaú Unibanco’s portfolio includes securities arising from securitization processes. The portfolio is made up of Securitized Real Estate Loans (CRI), quotas of Credit Rights Investment Funds (FIDC) and Agribusiness Receivables Certificate (CRA) and debentures with securitization characteristics (issues whose flow of receipts is dependent on the performance of the underlying receivables).

Exposure to securitization of FIDC, in the consolidated accounts, includes only fund units not consolidated in the Prudential Conglomerate. According to BACEN Circular 3,701, FIDC units when the institution has control or retains risks and benefits must be consolidated in the Prudential Conglomerate.

Itaú Unibanco classifies securities arising from securitization processes based on the governance of products determined, and the credit is approved at the proper authority levels.

Itaú Unibanco follows risk retention guidelines of CMN Resolution 3,533.

The balances of these operations are presented below.

Securitization Exposures (1)			R$ million
	09/30/2017	06/30/2017	09/30/2016
CRI	15,327	15,613	17,303
Mortgage Loans	15,327	15,613	17,303
Single-Tranche	13,483	13,690	15,203
Subordinated	1,844	1,923	2,100
CRA	43	18	18
Credit Related to Agribusiness	43	18	18
Single-Tranche	43	18	18
FIDC	21	21	-
Credit Rights	21	21	-
Single-Tranche	21	21	-
Senior	21	21	-
Debenture	163	196	282
Loan portfolio	163	196	282
Single-Tranche	163	196	282
Total	15,554	15,848	17,603

(1) Traditional securitization.

Following is the summary of the securitization activity in the period:

Securitization Activities in the Period(1)					R$ million
	3rd quarter 2017	2nd quarter 2017	1st quarter 2017	4th quarter 2016	3rd quarter 2016
CRI	36	187	132	745	216
Mortgage Loans	36	187	132	745	216
FIDC	16	9	237	27	100
Credit Rights	16	9	237	27	100
Real estate credit bills	-	-	-	-	-
CRA	431	625	423	2,175	767
Credit Rights	431	625	423	2,175	767
Debenture	-	-	-	13	-
Loan portfolio	-	-	-	13	-
Total	483	821	792	2,960	1,083

(1) Traditional securitization.

It should be noted that the portion of RWACPAD attributable to securitization exposure did not exceed 5% of the total on September 30, 2017.

Itaú Unibanco ascertains its gains and losses with the securitization process taking into account its different activities as originator or investor, in other words, the participant that assigns portfolios for securitization purposes, and the trader of securitized assets, respectively.

As originator, gains and losses are calculated as the difference between the sum received for assets transferred to the securitizing institutions and the book value of the portfolio. As investor, the calculation takes into account the difference between the sale amount and the book value of the securitized paper.

Gains and losses on securitization are disclosed when they are material.

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Credit Derivatives

Itaú Unibanco buys and sells credit protection mainly related to securities of the Brazilian government and securities of Brazilian listed companies in order to meet the needs of its customers. When Itaú Unibanco sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity.

CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

TRS (total return swap) is a transaction in which a party swaps the total return of a asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The maximum potential loss that may be incurred with credit derivatives is the notional amount of the derivative. Itaú Unibanco believes that, based on its historical experience, the maximum potential loss does not represent the expected loss, because, when a loss event occurs, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

The credit derivatives sold are not covered by guarantees, and during the third quarter of 2017, Itaú Unibanco has not incurred any loss related to credit derivative contracts.

The table below shows the nominal value of purchased credit derivatives that are identical to those for which Itaú Unibanco acts as seller of protection underlying values.

Notional Amount of Credit Derivatives Held in Portfolio			R$ million
	09/30/2017	06/30/2017	09/30/2016
Risk Transferred	4,840	5,210	3,702
Credit Default Swap (CDS)	4,840	5,210	3,702
Total Return Swap (TRS)	-	-	-
Risk Received	(7,174)	(7,838)	(7,624)
Credit Default Swap (CDS)	(7,174)	(7,838)	(7,624)
Total Return Swap (TRS)	-	-	-
Total	(2,334)	(2,628)	(3,922)
Required capital of Risk Received	46	66	295

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6	Market Risk

6.1	Framework and Treatment

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices.

Itaú Unibanco’s institutional policies and general market risk management framework are in line with the principles of CMN Resolution 3,464, and subsequent amendments. These principles guide the approach to market risk control across the institution.

Itaú Unibanco’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other factors:

•	Political, economic and market conditions;
•	The profile of Itaú Unibanco´s portfolio; and
•	Capacity to act in specific markets.

The key principles underlying Itaú Unibanco’s market risk control structure are as follows:

•	Provide visibility and comfort for all senior management levels that market risks assumed must be in line with Itaú Unibanco risk-return objectives;
•	Provide disciplined and informed dialogue on the overall market risk profile and its evolution over time;
•	Increase transparency as to how the business works to optimize results;
•	Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
•	Monitor and avoid concentration of risks.

Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk, (ii) monitoring stress scenarios, limits and alerts, (iii) applying, analyzing and stress testing scenarios, (iv) reporting risk to the individuals responsible in the business units, in compliance with Itaú Unibanco´s governance, (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable, and (vi) supporting the secure launch of new financial products.

The CMN has regulations that establish the segregation of exposure to market risk into risk factors, such as: interest rates, exchange rates, stocks and commodities. Brazilian inflation indices are also treated as a group of risk factors and follow the same structure of limits governance.

The structure of limits and alerts is in alignment with the board of directors' guidelines, being reviewed and approved on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility, as well as the Itaú Unibanco’s risk appetite.

In an attempt to fit the transactions into the defined limits, Itaú Unibanco hedges its client transactions and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by institutional regulations at Itaú Unibanco.

Hedge accounting considerations are presented in detail in Note 7g V – “Accounting hedge” to the Complete Financial Statements, that can be found on the website www.itau.com.br/investor-relations.

Market risk management framework categorizes transactions as part of either the Trading Book or the Baking Book, in accordance with general criteria established by CMN Resolution 3,464 and BACEN Circular 3,354. Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading. Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, are intended to be either held to maturity, or sold in the medium and in the long term.

Market risk management is based on the following key metrics:

•	Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval;

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•	Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios);
•	Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels;
•	Concentration: cumulative exposure of certain financial instrument or risk factor calculated at market value ("MtM - Mark to Market"); and
•	Stressed VaR: statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current trading portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility.

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

•	Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked-to-market and positioned by settlement dates;
•	Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and
•	Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

Itaú Unibanco uses proprietary systems to measure the consolidated market risk. The processing of these systems takes place in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

The document that details the market risk control institutional policy is on the Investor Relations website www.itau.com.br/investor-relations, in the route: Corporate Governance, Rules and Policies, Public Access Report - Market Risk.

6.2	Portfolio Analysis

Interest rate risk in the banking book

Interest rate risk is the potential loss associated with variations in these rates in the market in relation to indexer mismatches, maturities and between investments and funding. The methodology adopted involves marking-to-market of the various products, calculating the sensitivity to variations in interest rates, and the value at risk by historical simulation (VaR) as well as stress tests throughout the entire portfolio, as determined by Itaú Unibanco's institutional regulations.

In managing the interest rate risk of the loan portfolios that show material early settlements, Itaú Unibanco adjusts the original maturities of transactions, which speeds up the reduction in the originally contracted payment flows so as to better reflect clients' expected behavior.

Likewise, the balances of products with no definite expiry date, such as demand deposits and savings accounts, are included in the statistics on the basis of past and seasonal experience. The core portion is distributed over time, thus generating an exposure to changes in interest rates, pursuant to internally approved methodologies.

The table below shows the sensitivity of the amount of the banking book positions to changes in interest rate curves, using the methodology and stress scenarios adopted.

Sensibility of Banking Position (1)				R$ million
	Exposures	09/30/2017
Risk factors	Risk of variation in:	Scenario I	Scenario II	Scenario III
Interest Rate	Fixed Income Interest Rates in reais	(6)	(1,411)	(2,777)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(2)	(250)	(472)
Price Index Linked	Interest of Inflation coupon	(2)	(210)	(400)
TR	TR Linked Interest Rates	1	(118)	(278)

(1) Amounts net of tax effects.

In order to measure these sensitivities, the following scenarios are used:

•      Scenario I: Shocks of 1 base point in interest fixed rates, currency coupon, inflation, interest rate indexes, and 1 percentage point in the prices of currencies and shares;

•      Scenario II: Shocks of 25% in interest fixed rates, currency coupon, inflation, interest rate indexes, and in the prices of currencies and shares, both for growth and fall, considering the largest resulting losses per risk factor;

•      Scenario III: Shocks of 50% in interest fixed rates, currency coupon, inflation, interest rate indexes, and in the prices of currencies and shares, both for growth and fall, considering the largest resulting losses per risk factor.

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Evolution of the Trading Book

Total Value of Trading Position					R$ million
	09/30/2017		06/30/2017		09/30/2016
	Long	Short	Long	Short	Long	Short
Interest Rates	138,646	(196,152)	160,868	(235,883)	147,545	(169,485)
Foreign Exchange	126,328	(122,725)	129,684	(125,049)	225,776	(223,863)
Equities	2,448	(2,506)	1,662	(1,801)	1,278	(1,398)
Commodities	0	(3)	1	(0)	14	(1)

Evolution of the Derivatives Portfolio

The main purpose of the derivative positions in the Banking Book and Trading Book is to manage risks in these position and in the corresponding risk factors.

Derivatives: Trades in Brazil - Trading + Banking - With Central Counterparty						R$ million
	09/30/2017		06/30/2017		09/30/2016
	Long	Short	Long	Short	Long	Short
Interest Rates	491,699	(564,004)	406,878	(500,960)	381,454	(428,477)
Foreign Exchange	69,531	(91,318)	56,874	(77,407)	87,965	(104,834)
Equities	3,195	(2,320)	1,973	(1,401)	5,125	(4,194)
Commodities	447	(404)	350	(296)	538	(541)

Derivatives: Trades in Brazil - Trading + Banking - Without Central Counterparty						R$ million
	09/30/2017		06/30/2017		09/30/2016
	Long	Short	Long	Short	Long	Short
Interest Rates	146,555	(160,496)	272,394	(286,835)	295,314	(296,994)
Foreign Exchange	131,888	(145,392)	266,403	(281,525)	169,776	(198,266)
Equities	27,286	(27,261)	24,302	(24,376)	26,008	(26,013)
Commodities	142	(181)	138	(181)	205	(189)

Derivatives: Foreign Trades - Trading + Banking - With Central Counterparty						R$ million
	09/30/2017		06/30/2017		09/30/2016
	Long	Short	Long	Short	Long	Short
Interest Rates	2,117	(4,220)	1,460	(3,235)	1	(948)
Foreign Exchange	108,551	(104,596)	109,699	(105,818)	279,946	(278,037)
Equities	351	(562)	225	(391)	262	(341)
Commodities	-	-	-	-	-	-

Derivatives: Foreign Trades - Trading + Banking - Without Central Counterparty						R$ million
	09/30/2017		06/30/2017		09/30/2016 (1)
	Long	Short	Long	Short	Long	Short
Interest Rates	334,563	(334,108)	285,496	(288,525)	205,978	(214,149)
Foreign Exchange	1,053,401	(1,054,090)	1,011,182	(1,008,776)	668,093	(661,896)
Equities	569	(569)	578	(578)	662	(662)
Commodities	-	-	-	-	-	-

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Risk and Capital Management – Pillar 3

VaR – Consolidated Itaú Unibanco

Consolidated VaR of Itaú Unibanco Holding is calculated through the Historical Simulation. The assumption underlying Historical Simulation is that the expected distribution for the possible gains and losses (P&L s - Profit and Loss Statement) for a portfolio over a desired time horizon can be estimated based on the historical behavior of the returns of the market risk factors to which this portfolio is exposed. For the VaR calculation of non-linear instruments, a full re-pricing is carried out (full valuation), without any potential simplifications in the calculation.

The VaR is calculated with a confidence interval of 99%, a historical period of 4 years (1000 working days) and a holding period that varies in accordance with the portfolio's market liquidity, considering a minimum horizon of 10 working days. Also, under a conservative approach, the VaR is calculated on a daily basis with and without volatility weighting, with the final VaR being the most restrictive value between the two methodologies.

As from the third quarter of 2016, Itaú Unibanco has been calculating VaR for the regulatory portfolio (exposure of the trading portfolio and exposure to foreign currency and commodities of the banking portfolio) according to internal models approved by BACEN.

VaR - Itaú Unibanco Holding(1)			R$ million
VaR per Risk Factor Group	09/30/2017	06/30/2017	09/30/2016
Brazilian Interest rates	712.0	666.5	587.2
Currencies	46.6	6.5	18.1
Equities	51.6	41.4	47.5
Commodities	1.8	4.0	1.0
Diversification effect	(375.8)	(257.6)	(357.5)
Total VaR	436.2	460.8	296.3
Maximum Total VaR of the Quarter	466.9	874.0	321.8
Average Total VaR of the Quarter	374.5	504.3	256.8
Minimum Total VaR of the Quarter	315.4	339.4	199.6

(1) Considers one-day holding period and 99% confidence level.VaR per Risk Factor Group includes foreign units informations. VaR per Risk Factor Group does not include foreign

The reduction on total VaR relative to the previous quarter was mainly due to the lower volatility in the market.

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Risk and Capital Management – Pillar 3

VaR and Stressed VaR Internal Model – Regulatory Portfolio

As with the calculation of the consolidated VaR, Itaú Unibanco uses historical simulation methodology for calculating the Regulatory Portfolio’s VaR, with a confidence interval of 99% and a 10-day horizon.

VaR - Itaú Unibanco - Regulatory Portfolio (1)					R$ million
	09/30/2017		06/30/2017		09/30/2016
VaR per Risk Factor Group	VaR (2)	Stressed VaR	VaR (2)	Stressed VaR	VaR (2)	Stressed VaR
Brazilian Interest rates	54.8	286.5	61.2	283.1	47.7	238.3
Currencies	36.1	78.4	4.6	19.1	10.7	29.4
Equities	16.0	46.7	7.9	7.7	12.7	17.4
Commodities	1.0	3.0	4.0	9.2	0.8	13.6
Diversification effect	(34.4)	(196.3)	(20.0)	(117.3)	(26.7)	(162.7)
Total VaR	73.5	218.3	57.7	201.8	45.2	136.0
Maximum Total VaR of the Quarter	86.0	281.7	102.8	345.0	65.3	266.1
Average Total VaR of the Quarter	59.3	194.7	41.9	134.6	46.5	158.0
Minimum Total VaR of the Quarter	37.7	122.1	15.3	56.8	26.3	102.8

(1) VaR Historical Simulation approach. Amounts reported consider 99% confidence level. External Units are not considered.

(2) Amounts reported consider one-day holding period.

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Stress Testing

In addition to using VaR, Itaú Unibanco analyzes the risk in extreme scenarios under a wide range of different stress testings, so as to identify significant losses that could occur in extreme market conditions. This scenarios are based on past crises or on predetermined shocks in the risk factors.

One factor that has a major bearing on the test results is the correlation between the assets and the respective risk factors, and this effect is simulated in various ways in the different scenarios tested.

In order to identify its greatest risks and to assist in decision-making by the treasury department and by the senior management, the results of the stress tests are assessed by means of risk factors as well as in a consolidated way.

Backtesting

The effectiveness of the VaR model is validated by the use of backtesting techniques, comparing daily hypothetical and effective results with the estimated daily VaR, according to BACEN Circular 3,646. The number of exceptions to the VaR pre-established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence interval, considering a range of 250 business days. Confidence intervals of 97.5% and 95%, and periods of 500 and 750 business days, respectively are also considered. The backtesting analysis presented below considers the ranges suggested by the Basel Committee on Banking Supervision (BCBS). The ranges are divided into:

•	Green (0 to 4 exceptions): backtesting results that do not suggest any problem with the quality or accuracy of the adopted models;
•	Yellow (5 to 9 exceptions): intermediate range group, which indicates an early warning monitoring and may indicate the need to review the model; and
•	Red (10 or more exceptions): need for improvement actions.

The Backtesting did not show failures in relation to effective and hypothetical results in the period.

Pricing of Financial Instruments

To price its portfolios, Itaú Unibanco uses, where possible, price quotes seen in financial markets and published by reliable external sources, or, if quotes are not available from specialized sources, estimates from pricing models representing the fair value of its positions.

The pricing parameters used by Itaú Unibanco include interest rates, foreign exchange rates, the prices of securities, equities, commodities, derivatives contracts, indices, and volatilities.

Prices are calculated by the pricing area, and are independently validated from price information, volatility curves and surfaces (IPV – Independent price validation), to ensure that the information is consistent and accurate.

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Risk and Capital Management – Pillar 3

7	Operational Risk

7.1	Framework and Treatment

Operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal process, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by the institution, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by the institution.

Itaú Unibanco internally classifies its risk events in:

•	Internal fraud;
•	External fraud;
•	Labor claims and deficient security in the workplace;
•	Inadequate practices related to clients, products and services;
•	Damages to own physical assets or assets in use by Itaú Unibanco;
•	Interruption of Itaú Unibanco’s activities;
•	Failures in information technology (IT) systems, processes or infrastructure;
•	Failures in the performance, compliance with deadlines and management of activities at Itaú Unibanco.

Operational risk management includes conduct risk, which is subject to mitigating procedures to assess product design (suitability) and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees.

Itaú Unibanco has a governance process that is structured through forums and corporate bodies composed of senior management, which report to the Board of Directors, with well-defined roles and responsibilities in order to segregate the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control, compliance and operational risk department, by means of methodologies, training courses, certification and monitoring of the control environment in an independent way

The managers of the executive areas use corporate methods constructed and made available by the internal control, compliance and operational risk area. Among the methodologies and tools used are the self-evaluation and the map of the institution’s prioritized risks, the approval of processes, products, and system development products and projects, the monitoring of key risk indicators that and the database of operational losses, guaranteeing a single conceptual basis for managing processes, systems, projects and new products and services.

Within the governance of the risk management process, regularly, the consolidated reports on risk monitoring, controls, action plans and operational losses are presented to the business area executives.

In line with CMN Resolution 4,557, the document “Public Report – Integrated Management of Operational Risk /Internal Controls/Compliance”, summarized version of the institutional operational risk management policy can be found on the website www.itau.com.br/investor-relations under Corporate Governance, Rules and Policies, Public Access Report – Operational Risk.

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7.2	Crisis Management and Business Continuity

Itaú Unibanco's Business Continuity Program is designed to anticipate and respond at an acceptable level to events that may interrupt its essential activities. It establishes the Business Continuity Plan (BCP), which consists of modular procedures that are available for use in the event of incidents.

The descriptions/characteristics of the existing plans are shown below:

•	Disaster Recovery Plan: focused on the recovery of its primary data center, ensuring the continuity of the processing of critical systems within minimum pre-established periods;
•	Workplace Contingency Plan: employees responsible for carrying out critical business functions have alternative facilities to perform their activities in the event the buildings in which they usually work become unavailable.
•	Emergency Plan: procedures aimed at minimizing the effects of emergency situations that may impact Itaú Unibanco’s facilities, with a preventive focus;
•	Processes Contingency Plan: alternatives (Plan B) to carry out the critical processes identified in the business areas.

In order to assess the efficiency of the contingency actions in the face of the interruption scenarios described in the plans and identify improvement points, tests are carried out at intervals that vary according to the plan, but at least once a year.

In order to keep the continuity solutions aligned with the business requirements (processes, minimum resources, legal requirements, etc) the Program applies the following tools to understand the institution:

-	Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and services. Through this analysis the businesses’ resumption priorities are defined.
-	Threats and Vulnerabilities Analysis (AVA): identification of threats to the locations where Itaú Unibanco buildings are located.

In addition, the institution has a Corporate-wide Crisis Management Program, which is aimed at managing business interruption events, natural disasters, impacts of an environmental, social, and infrastructure/operational (including information technology) or of any other nature that jeopardize the image and reputation and/or viability of Itaú Unibanco's processes with its employees, clients, strategic partners and regulators, with timely and integrated responses.

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Risk and Capital Management – Pillar 3

7.3	Independent Validation of Risk Models

Itaú Unibanco validates the processes and risk models independently. This is done by a department which is separate from the business and risk control areas, to ensure that its assessments are independent.

The validation method, defined in an internal policy, meets regulatory requirements such as those of BACEN Circulars 3,646 and 3,674. The validation stages include:

•	Verification of mathematical and theoretical development of the models;
•	Qualitative and quantitative analysis of the models, including the variables, construction of an independent calculator and the use of appropriate technical;
•	When applicable, comparison with alternative models and international benchmarks;
•	Backtesting of the model;
•	The correct implementation of the models in the systems used.

Additionally, the validation area assesses the stress testing program.

The performance of the independent validation area and the validation of the processes and models are assessed by Internal Audit and reported to the specific senior management committees. Action plans are prepared to address opportunities identified during the independent validation process, and are monitored by the 3 lines of defense and by senior management until the conclusion.

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Risk and Capital Management – Pillar 3

8	Liquidity Risk

8.1	Framework and Treatment

Liquidity risk is defined as the likelihood of the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, without affecting its daily operations or incurring significant losses.

Liquidity risk control is carried out by an area that is independent of the business areas, and which is responsible for defining the composition of the reserve, estimating cash flow and exposure to liquidity risk over different time horizons, and monitoring the minimum limits for absorbing losses in stress scenarios in the countries where Itaú Unibanco operates. All activities are subject to assessment by the independent validation, internal controls and audit departments.

Additionally, and pursuant to the requirements of CMN Resolutions 4,090 and BACEN Circular 3,749, Itaú Unibanco makes monthly delivery of its Liquidity Risk Statements (DLR) to BACEN and the following items are regularly prepared and submitted to the senior management for monitoring and decision support:

•	Different scenarios for liquidity projections;
•	Contingency plans for crisis situations;
•	Reports and charts to enable monitoring risk positions;
•	Assessment of funding costs and alternatives;
•	Tracking the sort of funding sources through a continuous control of funding sources considering counterparty type, maturity and other aspects.

The document that details the liquidity risk control institutional policy is on the Investor Relations website www.itau.com.br/investor-relations, in the route: Corporate Governance, Rules and Policies, Public Access Report - Liquidity Risk.

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8.2	Liquidity Coverage Ratio (LCR)

The Liquidity Coverage Ratio (LCR), which is calculated as required by BACEN, in line with the Basel international standard, is defined as follows:

•     HQLA – High Quality Liquid Assets = correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk;

•     Outflowss = total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749;

•     Inflowss = total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

According to the instructions in BACEN Circular 3,775, banks with total assets exceeding R$100 billion have since October 2015 been required to submit a monthly Prudential Conglomerate LCR to BACEN. This indicator is subject to a progressive minimum regulatory requirement, as presented below.

Schedule for limits to be observed	From January 1st
	2015		2016	2017	2018	2019
Liquidity Coverage Ratio (LCR)	60	%(1)	70%	80%	90%	100%

(1) From October 1 st 2015

Information on the Liquidity Coverage Ratio (LCR)							R$ thousand
		3rd quarter 2017		2nd quarter 2017		3rd quarter 2016
		Total Unweighted Value	Total Weighted Value	Total Unweighted Value	Total Weighted Value	Total Unweighted Value	Total Weighted Value
		(average)(1)	(average)(2)	(average)(1)	(average)(2)	(average)(1)	(average)(2)
	High Quality Liquid Assets (HQLA)
1	Total High Quality Liquid Assets (HQLA)		190,910,310		185,287,400		184,827,222
	Cash outflows(3)
2	Retail deposits and deposits from small business customers, of which:	256,569,365	22,325,666	255,833,402	21,044,057	263,796,160	23,157,677
3	Stable deposits	135,644,891	5,954,084	130,364,694	3,944,853	116,503,998	3,525,292
4	Less stable deposits	120,924,474	16,371,582	125,468,709	17,099,204	147,292,162	19,632,384
5	Unsecured wholesale funding, of which:	136,689,717	63,415,545	141,438,494	67,179,352	140,865,090	64,002,396
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	2,348,312	103,219	2,258,714	68,794	1,061,189	97,362
7	Non-operational deposits (all counterparties)	132,826,960	61,797,882	137,112,788	65,043,566	138,171,682	62,272,816
8	Unsecured debt	1,514,444	1,514,444	2,066,992	2,066,992	1,632,218	1,632,218
9	Secured wholesale funding		4,376,562		3,730,196		214,886
10	Additional requirements, of which:	192,572,015	24,135,378	188,516,807	23,072,171	181,933,408	20,322,944
11	Outflows related to derivative exposure and other collateral Requirements	17,605,105	8,041,172	15,086,132	6,575,995	16,423,829	9,040,341
12	Outflows related to loss of funding on debt products	4,057,455	4,057,455	4,408,353	4,408,353	135,616	135,616
13	Credit and liquidity facilities	170,909,455	12,036,751	169,022,322	12,087,823	165,373,962	11,146,987
14	Other contractual funding obligations	47,297,669	47,297,669	47,593,878	47,593,878	48,673,950	48,673,950
15	Other contingent funding obligations	84,309,251	9,460,864	82,689,708	8,191,542	86,729,575	8,962,373
16	Total cash outflows		171,011,684		170,811,197		165,334,226
	Cash inflows(3)
17	Secured lending	163,384,746	91,337	144,818,691	50,782	233,373,217	146,479
18	Inflows from fully performing exposures	27,199,507	14,755,671	30,158,349	16,389,135	28,123,165	15,663,094
19	Other cash inflows	69,075,805	61,019,020	70,794,755	62,492,051	71,421,713	63,006,356
20	Total cash inflows	259,660,058	75,866,028	245,771,795	78,931,968		78,815,929
			Adjusted Total(4)		Adjusted Total(4)		Adjusted Total(4)
21	Total HQLA		190,910,310		185,287,400		184,827,222
22	Total net cash outflows		95,145,656		91,879,229		86,518,297
23	LCR (%)		200.7%		201.7%		213.6%

(1) Total balance of the cash inflows or outflows item.

(2) After application of weighting factors.

(3) Potential cash outflows (Outflows e ) and inflows (Inflows e ).

(4) Amount calculated after applying weighting factors and limits set by BACEN Circular 3,749.

The table shows that Itaú Unibanco has an average LCR of 200.7% in the quarter, leading to the conclusion that the institution comfortably has sufficient liquid assets to endure more than 30 days in a period of idiosyncratic or systemic liquidity stress, as set forth by the metrics.

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9	Other Risks

Insurance products, pension plans and premium bonds risks

Products that compose portfolios of insurance companies of Itaú Unibanco are related to life and elementary insurance, as well as pension plans and premium bonds. The main risks inherent in these products are described below and their definitions are given in their respective chapters.

•	Underwriting Risk: possibility of losses arising from insurance products, pension plans and premium bonds that go against institution’s expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions;
•	Market Risk;
•	Credit Risk;
•	Operational risk;
•	Liquidity risk in insurance operations.

In line with domestic and international best practices, Itaú Unibanco has a risk management structure which ensures that risks resulting from insurance, pension and special savings products are properly assessed and reported to the relevant forums.

The process of risk management for insurance, pensions and premium bond plans is independent and focus on the special nature of each risk.

The aim of Itaú Unibanco is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term.

Social and Environmental Risk

Itaú Unibanco understands social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of its activities.

Mitigation actions of social and environmental risk are carried out through processes mappings, internal controls, monitoring new regulations on the subject, and recording occurrences in internal databases. In addition, risks identified, prioritized and actions taken are reported to Itaú Unibanco management of social and environmental risk.

The social and environmental risk management is carried out by the first line of defense in its daily operations, supplemented by a technical support of legal and risks control area, which has a team specialized in social and environmental management. Business units also have their governance for approval of new products, including assessing the social and environmental risk, which ensures compliance in all new products and processes employed by the institution. Governance also includes the Social and Environmental Risk Committee, which is primarily responsible for guide institutional views of social and environmental risk exposure related to Itaú Unibanco activities and operations.

Itaú Unibanco consistently seeks to evolve in the management of social and environmental risk, always attentive to the challenges so as to monitor the changes in and demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into Itaú Unibanco’s internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into Itaú Unibanco business. The main ones are the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Impact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, the Pacto Nacional para Erradicação do Trabalho Escravo (National Pact for Eradicating Slave Labor), among others. Itaú Unibanco efforts to increase the knowledge of the assessment of the social and environmental criteria have been recognized as models in Brazil and abroad, as shown by the recurring presence of the institution in the major sustainability indexes abroad, such as the Dow Jones Sustainability Index, and recently, in Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, for example in the Corporate Sustainability Index, as well as the numerous prizes which Itaú Unibanco has been awarded.

Regulatory Risk

Regulatory risk is the risk arising from losses due to fines, sanctions and other penalties applied by regulatory agencies resulting from noncompliance with regulatory requirements. The regulatory risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the implementation of actions directed at adherence to the regulatory requirements.

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Itaú Unibanco has a structured flow for addressing rules, covering the stages of recognition, distribution, monitoring and compliance, and all of these processes are established in internal policies.The flow for handling regulatory risk involves various areas of the institution, and consists of: (i) structure of lines of defense; (ii) monitoring of draft legislation, public notices and public hearings; (iii) monitoring of new rules and definition of action plans; (iv) relationship with regulators and professional organizations; (v) monitoring of action plans; (vi) control over compliance with legal decisions and TAC (conduct adjustment agreements), executed in public civil actions. In addition, the institution’s risks are classified and prioritized according to the Itaú Unibanco internal control methodology.

Model Risk

Model risk is the risk that arises from the models used by Itaú Unibanco not reflecting, on a consistent basis, the relationships of variables of interest, creating results that systematically differ from those observed. This risk may materialize due to the use in different situations from those modeled. The best practices that mark the model risk control at the institution include: (i) certification of the quality of the database used; (ii) application of a check-list of essential steps to be taken during the development; (iii) conservatism in judgmental models (iv) use of external benchmarks; (v) approval of results generated in implementation; (vi) independent technical validation; (vii) validation of use; (viii) assessments of the impact in the use; (ix) monitoring of performance; and (x) monitoring of the distribution of the explanatory variables and final score.

Country Risk

The country risk is the risk of losses related to non-compliance with obligations in connection with borrowers, issuers, counterparties or guarantors, as a result of political-economic and social events or actions taken by the government of the country where the borrower, issuer, counterparty or guarantor is located.

Itaú Unibanco has a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure for managing and controlling country risk, including :(i) establishment of country ratings; (ii) determination of limits for countries; (iii) monitoring of limits.

Business and Strategy Risk

Business and strategy risk is the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment.

Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the definition of business and strategy guidelines, count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, Itaú Unibanco has governance and processes to involve the ACGRF in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) qualifications and incentives of board members and executives; (ii) budgetary process; (iii) product assessment; (iv) evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks.

Reputational Risk

Itaú Unibanco understand reputational risk as the risk arising from internal practices, risk events and external factors that may generate a negative perception of the institution among clients, counterparties, stockholders, investors, supervisors, commercial partners, among others, resulting in impacts on the value of the brand and financial losses, in addition to adversely affecting Itaú Unibanco’s capability to maintain existing commercial relations, start new businesses and continue to have access to financing sources.

Itaú Unibanco believes that its reputation is extremely important for achieving its long-term goals and this is why the institution tries to align its speech with ethical and transparent practice and work, which is essential to raise the confidence of Itaú Unibanco’s stakeholders. Itaú Unibanco’s reputation depends on its strategy (vision, culture and skills) and derives from direct or indirect experience of the relationship between Itaú Unibanco and its stakeholders.

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Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco’s governance is structured in a way to ensure that potential reputational risks are identified, analyzed and managed still in the initial phases of its operations and analysis of new products.

The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among them are (i) risk appetite statement; (ii) process for the prevention and fight against the use of Itaú Unibanco in unlawful acts; (iii) crisis management process and business continuity; (iv) processes and guidelines of the governmental and institutional relations; (v) corporate communication process; (vi) brand management process; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (vii) ethics guidelines and prevention of corruption.

Financial institutions play a key role in preventing and fighting illegal acts, in particular money laundering, terrorist financing and fraud, for which the challenge is to identify and suppress increasingly sophisticated operations that seek to conceal the origin, ownership and movement of goods and money derived from illegal activities.

Itaú Unibanco has introduced a corporate policy in order to prevent its involvement in illegal acts and to protect its reputation and image towards stakeholders, through a governance structure based on transparency, strict compliance with rules and regulations and cooperation with police and judicial authorities. It is also continuously aligned with local and international best practices for preventing and fighting against illegal acts, through investing and continuously training employees.

In compliance with the guidelines of this corporate policy, Itaú Unibanco established a program to prevent and fight against illegal acts based on the following pillars:

•	Client Identification Process;
•	Know Your Client (KYC) Process;
•	Know Your Partner (KYP) Process;
•	Know Your Supplier (KYS) Process;
•	Know Your Employee (KYE) Process;
•	Assessment of New Products and Services;
•	Monitoring of Transactions;
•	Reporting Suspicious Transactions to the Regulatory Bodies; and
•	Training and Awareness Raising.

This program applies to the entire institution, including subsidiaries and affiliates in Brazil and abroad. Governance on preventing and combating unlawful acts is carried out by the Board of Directors and corporate bodies. The document that presents the guidelines established in the program to prevent and combat unlawful acts may be seen on the www.itau.com.br/investor-relations website in the section Corporate Governance, Regulations and Policies, corporate policy to prevent and fight against unlawful acts.

In addition, Itaú Unibanco is committed to protecting corporate information and ensuring client privacy in any transactions. To this end, it has a Corporate Information Security Policy and has a monitoring process and a control structure that covers technology, business areas and international units, adhering to principal regulatory bodies and external audits, and best market practices and certifications. Additionally, a Security Operation Center (SOC) that works 24/7 contributes to the cyber security of Itaú Unibanco’s electronic channels and IT infrastructure, the monitoring of operations and thus minimization of the risk of a security incident.

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10	Appendix I

	Breakdown of the Total Capital and Information on its adequacy	09/30/2017
		Value	Temporary Treatment	Balance
		(R$ Thousand)	(R$ Thousand)	Sheet Reference
	Common Equity Tier I: instruments and reserves
1	Instruments Eligible for the Common Equity Tier I	97,148,000	-	(k)
2	Revenue reserves	30,571,596	-	(l)
3	Other revenue and other reserve	138,251	-	(m)
4	Instruments that are authorized to compose the Common Equity Tier Ibefore Resolution No. 4,192 of 2013 comes into effect
5	Non-controlling interest in consolidated subsidiaries, non-deductible from the Common Equity Tier I¹	11,024,129	105,165	(j)
6	Common Equity Tier I before prudential adjustments	138,881,976
	Common Equity Tier I: prudential adjustments
7	Prudential adjustments related to the pricing of financial instruments	196,776	-
8	Goodwill paid upon the acquisition of investments based on the expectation of future profitability	8,093,505	2,023,376	(e)
9	Intangible assets	6,108,147	1,224,885	(h) / (i)
10	Tax credits arising from income tax losses and social contribution tax loss carryfowards and those originating from this contribution related to determination periods ended until December 31, 1998[2]	4,619,801	1,154,950	(b)
11	Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not recorded in the books.	(1,721,607)	-
12	Downward difference between the amount recognized as a provision and the expected loss for institutions using the IRB	-	-
13	Gains arising from securitization operations
14	Gains or losses arising from the impact of changes on the credit risk of the institution on the fair value assessment of liability items
15	Actuarial assets related to defined benefit pension funds	124,937	31,234	(d)
16	Shares or other instruments issued by the bank authorized to compose the Common Equity Tier I, acquired directly, indirectly or synthetically	2,409,008	-	(n)
17	Investments crossed with instruments eligible for the Common Equity Tier I
18	Added value of investments lower than 10% of the capital of non-consolidated companies that are similar to financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities, that exceeds 10% of the amount of the Common Equity Tier I, disregarding specific deductions	-	-
19	Investments higher than 10% of the capital of non-consolidated companies that are similar to financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	-	-
20	Mortgage servicing rights
21	Tax credits arising from temporary differences that depend on the generation of income or future taxable income for their realization, above the limit of 10% of the Common Equity Tier I, disregarding specific deductions	-	-
22	Amount that exceeds 15% of the Common Equity Tier I	-	-
23	of which: arising from investments in the capital of non-consolidated companies that are similar to financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities	-	-
24	of which: arising from mortgage servicing rights
25	of which: arising from tax credits resulting from temporary differences that depend on the generation of income or future taxable income for their realization	-	-
26	National regulatory adjustments	(1,208,183)	-
26.a	Deferred permanent assets	425	-	(g)
26.b	Investment in consolidated dependence, financial institution abroad or non-financial entity, with respect to which the Central Bank of Brazil does not have access to information, data and documents	-	-
26.c	Funding instruments eligible for the Common Equity Tier I issued by a non-consolidated institution that is authorized to operate by the Central Bank of Brazil or by a non-consolidated financial institution abroad	-	-
26.d	Increase of unauthorized capital	-	-
26.e	Excess of the amount adjusted of Common Equity Tier I	-	-
26.f	Deposit to cover capital deficiency	-	-
26.g	Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect	1,208,608	-	(i)
26.h	Excess of resources invested on permanent assets	-
26.i	PR emphasis	-
26.j	Other residual differences concerning the Common Equity Tier I calculation methodology for regulatory purposes	-
27	Regulatory adjustments applied to the Common Equity Tier I due to the Insufficiency of Additional Capital and Tier II Capital to cover deductions	-	-
28	Total regulatory deductions from the Common Equity Tier I	18,622,384
29	Common Equity Tier I	120,259,592

1 - Considers prudential adjustments corresponding to deduction of non-controlling interest.
2 - Considers the deduction of deferred tax liabilities.
3 - Calculated according to article 9 of Bacen Resolution No. 4,192.
4 - Calculated according to article 29 of Resolution No. 4,192.

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	Breakdown of the Total Capital and Information on its adequacy	09/30/2017
		Value	Temporary Treatment	Balance
		(R$ Thousand)	(R$ Thousand)	Sheet Reference

Additional Tier I Capital: instruments
30	Instruments eligible for the Additional Tier I Capital
31	of which: classified as Common Equity Tier I in accordance with the accounting rules
32	of which: classified as liabilities in accordance with the accounting rules
33	Instruments that are authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 2013 comes into effect
34	Non-controlling interest in consolidated subsidiaries, non-deductible from the Additional Tier I Capital³	51,501	12,875
35	of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect
36	Additional Tier I Capital before regulatory deductions	51,501
Additional Tier I Capital: regulatory deductions
37	Shares or other instruments issued by the bank authorized to compose the Additional Tier I Capital, acquired directly, indirectly or synthetically	-
38	Investments crossed with instruments eligible for the Additional Tier I Capital
39	Added value of investments lower than 10% of the capital of non-consolidated institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad and that exceeds 10% of the amount of the Additional Tier I Capital	-
40	Investments higher than 10% of the capital of non-consolidated institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad	-
41	National regulatory adjustments	-
41.a	Added value of investments lower than 10% of the capital of non-consolidated institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad and do not exceeds 10% of the amount of the Additional Tier I Capital	-
41.b	Non-controlling interest in Additional Tier I Capital	-
41.c	Other residual differences concerning the Additional Tier I Capital calculation methodology for regulatory Purposes	-
42	Regulatory adjustments applied to the Additional Tier I Capital due to the insufficiency of Tier II Capital to cover Deductions	-
43	Total regulatory deductions from the Additional Tier I Capital	-	-
44	Additional Tier I Capital	51,501
45	Tier I	120,311,093
Tier II: instruments
46	Instruments eligible for Tier II Capital
47	Instruments that are authorized to compose Tier II Capital before Resolution No. 4,192 of 2013 comes into Effect[4]	19,722,563	19,722,563
48	Non-controlling interest in non-consolidated subsidiaries, non-deductible from Tier II Capital³	68,669	17,167
49	of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect
50	Excess of provisions with respect to the loss expected in IRB	-	-
51	Tier II before regulatory deductions	19,791,232
Tier II: regulatory deductions
52	Shares or other instruments issued by the bank authorized to compose Tier II Capital, acquired directly, indirectly or synthetically	-
53	Investments crossed with instruments eligible for Tier II Capital
54	Added value of investments lower than 10% of the capital of non-consolidated institutions authorized to operate by the Central Bank of Brazil or non-consolidated financial institution abroad and that exceeds 10% of the amount of Tier II Capital	-
55	Investments higher than 10% of the capital of non-consolidated institutions authorized to operate by the Central Bank of Brazil or non-consolidated financial institution abroad	-
56	National regulatory adjustments	-
56.a	Funding instruments issued by a non-consolidated institution that is authorized to operate by the Central Bank of Brazil or by a non-consolidated financial institution abroad, limited to the instruments held by third parties and issued until December 31, 2012	-	-
56.b	Non-controlling interest in Tier II	-	-
56.c	Other residual differences concerning Tier II calculation methodology for regulatory purposes	-	-
57	Total regulatory deductions from Tier II Capital	-	-
58	Tier II	19,791,232
59	Total Capital (Tier I + Tier II)	140,102,325
60	Total risk-weighted assets	719,634,421

1 - Considers prudential adjustments corresponding to deduction of non-controlling interest.
2 - Considers the deduction of deferred tax liabilities.
3 - Calculated according to article 9 of Bacen Resolution No. 4,192.
4 - Calculated according to article 29 of Resolution No. 4,192.

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	Breakdown of the Total Capital and Information on its adequacy	09/30/2017
		Value	Temporary Treatment	Balance
		(R$ Thousand)	(R$ Thousand)	Sheet Reference
	Capital Ratios and Common Equity Tier I buffers
61	Common Equity Tier 1	16.7%
62	Tier I Ratio	16.7%
63	Total Capital Ratio	19.5%
64	Common Equity Tier I minimum requirement, including capital buffers (% of RWA)	6.0%
65	of which: conservation capital buffer	1.25%
66	of which: countercyclical capital buffer	0.0%
67	of which: capital buffer for institutions that are systemically important at global level (G-SIB)
68	Common Equity Tier I allocated to meet the requirement for capital buffers (% of RWA) [5]	1.5%
	National Minimum
69	Common Equity Tier I Ratio, if different from that established in Basel III
70	Tier I Ratio, if different from that established in Basel III	6.0%
71	Capital Ratio, if different from that established in Basel III	9.25%
	Amounts below the limit for deduction (non-weighted by risk)
72	Added value of investments lower than 10% of the capital of non-consolidated companies that are similar to financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	59,366
73	Investments higher than 10% of the capital of non-consolidated companies that are similar to financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	11,308,662		(f) / (a)
74	Mortgage servicing rights
75	Tax credits arising from temporary differences, not deducted from the Common Equity Tier I [2]	194,110		(c)
	Limits to the inclusion of provisions in Tier II
76	Generic provisions eligible for the inclusion in Tier II Capital related to exposures subject to the calculation of the capital requirement by means of a standardized approach
77	Limit for the inclusion of generic provisions in Tier II Capital for exposures subject to the standardized approach
78	Provisions eligible for the inclusion in Tier II Capital related to exposures subject to the calculation of the capital requirement by means of the IRB approach (before the application of the limit)	-
79	Limit for the inclusion of provisions in Tier II Capital for exposures subject to the IRB approach	-
	Instruments authorized to compose the Total Capital before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022)
80	Current limit for instruments that are authorized to compose the Common Equity Tier I before Resolution No. 4,192 of 2013 comes into effect
81	Amount excluded from the Common Equity Tier I due to the limit
82	Instruments that are authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 2013 comes into effect	-
83	Amount excluded from the Additional Tier I Capital due to the limit	-
84	Instruments that are authorized to compose Tier II Capital before Resolution No. 4,192 of 2013 comes into effect[4]	19,722,563
85	Amount excluded from Tier II Capital due to the limit[4]	19,722,563

1 - Considers prudential adjustments corresponding to deduction of non-controlling interest.
2 - Considers the deduction of deferred tax liabilities.
3 - Calculated according to article 9 of Bacen Resolution No. 4,192.
4 - Calculated according to article 29 of Resolution No. 4,192.
5 - Includes Common Equity Tier I buffer of systemic importance, whose requirement corresponds to 0.25%.

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11	Glossaries

11.1	Glossary of Acronyms

A

•	ACGRF – Área de Controle e Gestão de Riscos e Finanças (Risk and Finance Control and Management Area)
•	AVA - Avaliação de Vulnerabilidades e Ameaças (Threats and Vulnerabilities Analysis)

B

•	BACEN - Banco Central do Brasil (Central Bank of Brazil)
•	BIA - Business Impact Analysis
•	BIS - Bank for International Settlements
•	BRL - Brazilian Real

C

•	CCB – Cédula de Crédito Bancário
•	CDB - Certificado de Depósito Bancário (Bank Deposit Certificate)
•	CDI - Certificado de Depósito Interfinanceiro (Interbank Deposit Certificate)
•	CDS - Credit Default Swap
•	CEO - Chief Executive Officer
•	CET I - Common Equity Tier I
•	CGRC - Comitê de Gestão de Risco e Capital (Risk and Capital Management Committee)
•	CMN - Conselho Monetário Nacional (National Monetary Council)
•	CNSP - Conselho Nacional de Seguros Privados (National Council of Private Insurance)
•	CRA – Certificados de Recebíveis do Agronegócio (Agribusiness Receivables Certificate)
•	CRI - Certificados de Recebíveis Imobiliários (Securitized Real Estate Loans)
•	CRO - Chief Risk Officer
•	CVM - Securities and Exchange Commission
•	Comef - Financial Stability Committee (Comitê de Estabilidade Financeira)

D

•	DV01 - Delta Variation Risk

F

•	FCL - Fator de Conversão de Crédito de Operações a Liquidar (Unsettled Operation Credit Conversion Factor)
•	FEPF - Fator de Exposição Potencial Futura (Future Potential Exposure Factor)
•	FIDC - Fundo de Investimento em Direitos Creditórios (Credit Rights Investment Funds)
•	FII – Fundo de Investimento Imobiliário (Real Estate Investiment Fund)
•	FPRs - Fatores de Ponderação de Riscos (weighting factor)

G

•	GDP - Gross Domestic Product
•	G-SIBs - Global Systemically Important Banks

H

•	HQLA – High quality liquid assets

I

•	ICAAP - Internal capital adequacy assessment process
•	IGPM – Índice Geral de Preços do Mercado (Brazilian consumer index)
•	IPCA - Índice de Preço ao Consumidor Amplo (Brazilian consumer index)
•	IPV – Independent Price Validation
•	IT - Information Technology

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L

•	LCR – Liquidity Coverage Ratio

M

•	MEP - Equity Method
•	MtM - Mark to Market

P

•	PCN - Planos de Continuidade de Negócios (Business Continuity Plans)
•	PR - Patrimônio de Referência (Total Capital)
•	PREVIC - Superintendência Nacional de Previdência Complementar (National Superintendence of Supplementary Pension)

R

•	RA - Risk Assessment
•	RAS - Risk Appetite Statement
•	RBAN - Total Capital calculated for covering the interest rate risk of trades of the Banking Portfolio
•	RCAP - Regulatory Consistency Assessment Programme
•	RCP - Risco de Crédito Potencial (Potential Credit Risk)
•	RWA - Risk Weighted Asset
•	RWACPAD - Portion relating to exposures to credit risk
•	RWAMINT - Portion relating to exposures to market risk, using internal approach
•	RWAMPAD - Portion relating to exposures to market risk, calculated using standard approach
•	RWAOPAD - Portion relating to the calculation of operational risk capital requirements

S

•	SOC - Security Operation Center
•	SUSEP - Superintendência de Seguros Privados (Superintendence of Private Insurance)

T

•	TAC - Termo de Ajustamento de Conduta (Conduct Adjustment Agreements)
•	TRS - Total Return Swap
•	TR - Taxa Referencial (Referential Rate)
•	TVM - Títulos de valores mobiliários (Securities)

V

•	VaR - Value at Risk

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11.2	Glossary of Regulations

•	BACEN Circular No. 3,354, of June 27th, 2007
•	BACEN Circular No. 3,547, of July 07th, 2011
•	BACEN Circular No. 3,634, of March 04th, 2013
•	BACEN Circular No. 3,639, de of March 04th, 2013
•	BACEN Circular No. 3,640, of March 04th, 2013
•	BACEN Circular No. 3,641, of March 04th, 2013
•	BACEN Circular No. 3,644, of March 04th, 2013
•	BACEN Circular No. 3,645, of March 04th, 2013
•	BACEN Circular No. 3,646, of March 04th, 2013
•	BACEN Circular No. 3,647, of March 04th, 2013
•	BACEN Circular No. 3,674, of October 31st, 2013
•	BACEN Circular No. 3,678, of October 31st, 2013
•	BACEN Circular No. 3,701, of March 13th, 2014
•	BACEN Circular No. 3,748, of February 26th, 2015
•	BACEN Circular No. 3,749, of March 05th, 2015
•	BACEN Circular No. 3,751, of March 19th, 2015
•	BACEN Circular No. 3,768, of October 29th, 2015
•	BACEN Circular No. 3,769, of October 29th, 2015
•	BACEN Circular No. 3,809, of August 25th, 2016
•	BACEN Circular Letter No. 3,775 of July 14th, 2016
•	BACEN Circular Letter No. 3,774 of July 14th, 2016
•	BACEN Circular Letter No. 3,782 of September 19th, 2016
•	CNSP Resolution No. 321, of July 15th, 2015
•	CMN Resolution No. 3,380 of June 29th, 2006
•	CMN Resolution No. 3,444, of February 28th, 2007
•	CMN Resolution No. 3,464, of June 26th, 2007
•	CMN Resolution No. 3,533 of January 31st, 2008
•	CMN Resolution No. 3,721 of April 30th, 2009
•	CMN Resolution No. 3,921, of November 25th, 2010
•	CMN Resolution No. 3,988 of June 30th, 2011
•	CMN Resolution No. 4,090, of May 24th, 2012
•	CMN Resolution No. 4,192, of March 1st, 2013
•	CMN Resolution No. 4,193, of March 1st, 2013
•	CMN Resolution No. 4,195, of March 1st, 2013
•	CMN Resolution No. 4,280, of October 31st, 2013
•	CMN Resolution No. 4,512, of July 28th, 2016
•	CMN Resolution No. 4,557, of February 23rd, 2017

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